SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2011
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia - COPEL

CNPJ/MF 76.483.817/0001-20

State Taxpayer Number 10146326-50

Public Company - CVM 1431-1

www.copel.com       copel@copel.com

Rua Coronel Dulcídio, 800, Batel - Curitiba - PR

CEP 80420-170

ANNUAL REPORT AND FINANCIAL STATEMENTS

2010

TABLE OF CONTENTS

MESSAGE FROM THE C.E.O.		2
1. ORGANIZATIONAL PROFILE		5
1.1.	Market Share	6
1.2.	COPEL in Figures	6
2. HIGHLIGHTS		7
2.1.	Transmission Auction	7
2.2.	Generation Auctions	7
2.3.	Technological Modernization	8
2.4.	Gender Equality Seal	8
2.5.	Resumption of COPEL’s Management Excellence Program	9
2.6.	Main Certifications and Accolades	10
3. CORPORATE GOVERNANCE		11
3.1.	Corporate Governance Structure and Good Practices	12
3.2.	Corporate Sustainability and Citizenship Policy	20
3.3.	Strategy and Management	20
3.4.	Strategic Frame of Reference	21
3.5.	Stakeholders	22
4. OPERATIONAL PERFORMANCE		27
4.1.	Background	27
4.2.	Business Segments	31
4.3.	Research & Development + Innovation (R&D+I)	39
5. ECONOMIC AND FINANCIAL PERFORMANCE		42
5.1.	Net Operating Revenues	42
5.2.	Operating Costs and Expenses	43
5.3.	EBITDA	44
5.4.	Financial Income (Losses)	44
5.5.	Indebtedness	45
5.6.	Net Income	46
5.7.	Added Value	47
5.8.	Stock Performance	48
5.9.	Economic Value Added - EVA	48
5.10.	Expenditures in the Concession	49
5.11.	Customer Default	50
6. SOCIAL AND ENVIRONMENTAL PERFORMANCE		52
6.1.	Workforce	52
6.2.	Customers and the Community	56
6.3.	Support to Public Policies	59
6.4.	Corporate Projects and Programs	60
6.5.	Environment	66
7. SOCIAL BALANCE SHEET		87
8. COMPOSITION OF THE GROUPS IN CHARGE OF CORPORATE GOVERNANCE		91

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MESSAGE FROM THE C.E.O.

We are glad to present the 2010 Annual Management Report and Financial Statements of Companhia Paranaense de Energia - COPEL, which have been prepared based on the strategic guidelines and the sustainability commitments adopted by the Company as a signatory of the United Nations’ Global Compact.

COPEL’s corporate management culture has historically followed ethical and responsible guidelines, with respect to employees, customers, and shareholders. Indeed, COPEL hopes to see its corporate management culture strongly reaffirmed in the next few years so that, through partnership and consensus, it may avoid legal disputes and provide quality services to its customers, in compliance with corporate obligations and the requirements for energy supply set forth by the National Electric Energy Agency (ANEEL).

Adequate project profitability will be a major goal, which shall add value to the Company, driving it towards the future with strength. COPEL is returning to the field of major power generation and transmission projects, competing at ANEEL auctions, with a view to market expansion.

In line with the guidelines of our majority shareholder, the State of Paraná, COPEL’s work in the next few years will also focus on ensuring the Company’s expansion and consolidation in the areas in which it has historically excelled – power generation, transmission, and distribution, with a focus on investments to improve its distribution assets – and sustaining a consistent operation in the field of telecommunications.

While consolidating its brand and reviewing expansion opportunities, whenever convenient, COPEL will assess the feasibility of minority participation in other projects, attending a larger number of concession, generation, and transmission auctions, always optimizing investments, and seeking returns that meet the goals of its shareholders.

In 2011, COPEL will implement a long-term strategic plan which will lay out the major guidelines for the Company, in line with the development goals of the State of Paraná, and in parallel to its short-term plan, which sets forth goals and objectives for the current year.

The Company will likewise focus on Research & Development, with a view to fostering technological advances in the electric sector. Smart grids will be at the forefront of the development of new technologies throughout all of COPEL’s business segments.

Meanwhile, COPEL’s telecommunications projects will emphasize more comprehensive use of the Company’s optic fiber ring, yielding greater productivity and efficiency to the operation of the Company’s power system. Major projects may be developed in cooperation with the State Government, to better exploit the potential of optic fiber technology and the cutting edge expertise of COPEL in the digital area.

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In 2010, the year when COPEL adopted the International Financial Reporting Standards (IFRSs) for its accounting, the Company reached the end of the fiscal year with net income of R$ 987.8 million. In 2009, net income was R$ 1,026.4 million, according to the accounting standards in effect at that time. For purposes of comparison with the new standards, the net income for 2009 was adjusted, amounting to 791.8 million. The adjusted EBITDA, meanwhile, amounted to R$ 1,476,0 million.

Also in the area of financial results, in previous years rate increases were not applied as of the date they were approved by ANEEL to customers who paid their bills in time, which resulted in significant impact on the results of those years. This policy will be discontinued by COPEL to ensure the quality and reliability of service, as required by the technical criteria set by ANEEL for the assessment of rate increases.

In 2010, on the other hand, the Company maintained the policy of distribution of 25% of net income as dividends, paid in advance as interest on capital.

With greater operational efficiency and guided by a vision of excellence in sustainability and in advanced corporate governance practices, COPEL aims to be more fully prepared to meet the challenges that lie ahead in 2011 and beyond, making investments to better serve its customers and to ensure a higher quality power distribution system, thereby reducing unplanned outages as much as possible.

At last, I would like to thank, on behalf of COPEL, the Governor of the State of Paraná, Mr. Beto Richa, who is the representative of the Company's majority shareholder, the members of the Board of Officers, the Board of Directors, and the Fiscal Council, and all of COPEL’s employees – who are working together to continuously promote the development and the appreciation of the Company in 2011, as it aims to retake its position as a reference company in management quality, efficiency, and excellence in the Brazilian power sector.

Lindolfo Zimmer

Chief Executive Officer

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1.    Organizational Profile

COPEL, created in October 1954, operates, with cutting edge technology, in the areas of power generation, transmission, and distribution, and also telecommunications. It runs an efficient power system, with its own power plants, transmission lines, substations, distributions lines and networks, and an advanced optical fiber system for telecommunications, which connects the main cities in the State. Detailed information is available in Note 1. COPEL also operates in the areas of water supply and sanitation and gas.

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1.1.      Market Share

Main products (%)	Brazil	Southern Region	Paraná
Power generation (1)	5,3	(2)29,0	(2) (3) 58,7
Power transmission (4)	2,5	14,2	46,2
Power distribution (5)	5,9	34,6	(6) 96,8
Gas distribution	3,4	34,4	72,0
(1) Does not include COPEL's interests in other companiesl
(2) Does not include the Itaipu Power Plant
(3) Does not include the Paranapanema power plants
(4) Refers to Annual Allowed Revenues (RAP)
(5) Captive/free market share (preliminary)
(6) Estimated data

1.2.      COPEL in Figures

COPEL in figures - in thousands of reais (except where otherwise indicated)	2010	2009	Variation % 2010-2009
Accounting Indicators
Operating revenues or gross sales	10,546,047	9,444,367	11.7
Deductions from revenues	3,644,934	3,194,227	14.1
Net operating revenues or net sales	6,901,113	6,250,140	10.4
Service operating costs and expenses	5,968,143	5,207,005	14.6
Result of operations	932,970	1,043,135	(10.6)
EBITDA	1,475,962	1,582,916	(6.8)
Financial income (losses)	348,425	6,735	5,073.3
Income tax/social contribution	370,451	251,919	47.1
Net income (1)	987,807	791,776	24.8
Shareholders' equity (1)	11,030,123	10,295,998	7.1
Interest on capital	200,000	230,000	(13.0)
Distributed dividends	81,460	19,459	318.6

Economic-Financial Indicators
Current liquidity (index)	1.6	2.1	(23.8)
Overall liquidity (index)	1.4	1.3	7.7
EBITDA margin (%)	0.2	0.3	(33.3)
Income per share - R$ (1)	3.6	2.9	24.1
Shareholders' equity per share - R$ (1)	40.3	37.6	7.2
Indebtedness to shareholders' equity ratio (%) (1)	18.0	16.3	10.4
Gross margin (net income/net operating revenues) (%)	14.3	12.7	12.6
Return on shareholders' equity (%) (1)	9.8	8.3	18.1
(1) Net of non-controlling shareholders' interests

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2.    HIGHLIGHTS

2.1.      Transmission Auction

COPEL participated in the ANEEL auction held on June 11 at the São Paulo Stock Exchange, where new power transmission project concessions were offered. The Company – which bid for the first time on concessions located in the State of São Paulo – won the rights to two projects: the construction and operation of a 500-KV and 356-km transmission line between the Araraquara II and Taubaté substations and the construction of the 230/138-KV Cerquilho III substation. Both are located within the state, are part of the Growth Acceleration Program (Programa de Aceleração do Crescimento or PAC), and will reinforce the basic network of the National Interconnected Power System.

According to ANEEL, this transmission line will allow the full transfer of the output of the Madeira River power plants (Jirau and Santo Antônio) to the main load centers in the Southeastern region. The town of Cerquilho in the State of São Paulo is home to approximately 40 thousand people and is located close to Piracicaba, Sorocaba, and Campinas, a region that has recorded significant growth in power consumption. COPEL will build a third substation alongside the two existing ones, rated 230 thousand volts and 300 MVA of transforming capacity, thus adding more electricity to supply the entire region.

2.2.      Generation Auctions

•         Colíder

At the auction of electricity from new generation projects held on July 30, 2010 by ANEEL, COPEL won the rights to build and operate the Colíder Power Plant, a 300-MW facility to be located close to the town of Colíder, 700 kilometers from the city of Cuiabá, in the State of Mato Grosso.

The Colíder Power Plant will be the first of four hydropower projects which shall be built along the Teles Pires River, in Northern Mato Grosso. The project will have enough installed capacity to supply a town with 850 thousand inhabitants and shall start generating electricity in 2014. Its transmission system will comprise a substation and a 130-km transmission line, both rated 500 thousand volts.

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•         Cavernoso 2 SHP

COPEL shall soon start the construction of the Cavernoso 2 Small Hydropower Plant, in central Paraná, between the towns of Candói and Virmond. The project features 19 MW of installed capacity, which is enough to supply a population of 50 thousand people. Its commercial operation is scheduled to begin in 2012.

The project was made feasible by COPEL’s participation in ANEEL’s auction of electricity from renewable sources, where the Company sold the future SHP's output under 30-year long-term contracts. Each megawatt-hour from the Cavernoso 2 SHP was sold at a price of R$ 146.99.

The project will belong fully to COPEL and will be installed on the site of the Cavernoso SHP, which was built in the fifties and has 1.3 MW of capacity. This old facility – which will be preserved as a regional historical and cultural heritage site – will be located between the dam and the powerhouse of the the new SHP and will continue to operate to ensure minimum discharge between the two structures.

2.3.      Technological Modernization

The efforts made in previous years to update COPEL's systems were reinforced in 2010, with the development of two new systems which will enter operation in 2011: the ERP (Enterprise Resource Planning) System and the CIS (Customer Information System). Both will be powerful management and control tools covering all administrative, financial, and commercial processes and taking into consideration all other related processes, which shall yield optimization and agility gains to the Company's internal processes, thus ensuring compliance with the regulations of the power and telecommunications sectors. Furthermore, the availability of consistent information in real time will also result in improvements in customer service and the Company’s business.

2.4.      Gender Equality Seal

The Gender Equality Program is a Federal Government initiative, conducted through the Special Presidential Office for Women’s Policies and based on the National Plan for Women's Policies, which reaffirms the commitment to the promotion of equality between men and women contained in the 1988 Federal Constitution. The program also relies on a partnership with the United Nations’ Development Fund for Women (UNIFEM) and the International Labor Organization (ILO).

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The goal of the Program is to develop concepts and procedures in personnel management and organizational culture to help achieve gender equality in the workplace, contributing to the elimination of all forms of discrimination, be it in access to jobs, compensation, career advancement, and job stability.

In this context, the Program awards the Gender Equality Seal to organizations which are committed to gender equality, as a way to highlight and appreciate the work conducted by these organizations. In 2010, COPEL received the Gender Equality Seal, which attests to the Company’s firm commitment to gender equality throughout the organization.

Out of 100 eligible companies, 71 qualified for the second round, and only 58 met all the requirements of the Program to receive the seal. Three of these companies were from the State of Paraná.

2.5.      Resumption of COPEL’s Management Excellence Program

In 2010, COPEL’s result in the PNQ (National Quality Program) evaluation – which has been used as a parameter to assess the maturity of its management since 2007 – was the best ever, showing an upward trend.

For the first time, COPEL reached level 3 of the evaluation and received a visit from the evaluating panel to its facilities, which attests to its commitment to corporate governance and sustainability.

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2.6.      Main Certifications and Accolades

Below are COPEL’s most important certifications and accolades in 2010:

Award / Accolade / Certification	Sponsor / Certifying Agent
TOP OF MIND 2010 Award - Great Companies and Brands of Paraná	Amanhã Magazine and Bonilha Survey Institute
TOP OF MIND 2010 Award - Company Where You'd Like to Work (for the fourth time in a row)	Amanhã Magazine and Bonilha Survey Institute
TOP OF MIND 2010 Award- Efficient State-Owned Company	Amanhã Magazine and Bonilha Survey Institute
2010 CIER Quality and Customer Satisfaction Award - 2nd place - Silver Category	CIER - Comisión de Integración Energética Regional - Latin America

2010 Leading Companies of the Year Awards - "Corporate Service Providers" Category - Telecommunications. In addition to ranking as one of the leading companies of the year, COPEL also ranked 44th among the 100 Largest Brazilian Telecommunications Companies

Anuário Telecom
Platts Top 250 - Global Energy Company 2010	Platts market survey agency, a division of McGraw-Hill Companies, headquartered in New York

2010 Greatest Companies and Leading Companies Awards, in the following categories: “Largest Energy Sector Company”, ”Largest Shareholders' Equity in Paraná” e “3rd Largest Company in Paraná”, also ranking sixth among the 500 largest companies in Southern Brazil

Amanhã Magazine and PricewaterhouseCoopers
Expo Money 2010 Awards, in the category of “Respect to Individual Investors”	Expo Money 2010
Isto É Dinheiro Magazine's Best Companies 2010 Awards, in the category of Best Brazilian Company in the Power Sector	Isto É Dinheiro Magazine
Corporate Profile of Paraná 2010 Awards, V Ranking of Corporations, first place in the Energy and Related Industries Sector

Indústria & Comércio newspaper, Commercial Association of Paraná, Federation of Commercial and Corporate Associations of Paraná, National Federation of Accounting Firms and Support, Inspection, Information, and Research Companies, Paraná Union of Accounting Firms and Support, Inspection, Information, and Research Companies, and Indicare Institute of Corporate Analysis and Planning

Best Practices Awards 2010, in acknowledgement of the excellence of the Company's maintenance program for the facilities and equipment of the Araucária Thermal Power Plant	Combined Cycle Journal Magazine

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3.    CORPORATE GOVERNANCE

COPEL is constantly improving the application of the best practices in corporate governance, having adopted as a standard the Good Practices Code proposed by the Brazilian Institute of Corporate Governance – IBGC. Accordingly, COPEL’s management strives to contribute to the Company’s perpetuity, with a long-term approach to the pursuit of economic, social, and environmental sustainability; to improve relations and communication with all stakeholders; to minimize strategic, operational, and financial risks; and to add value to the Company, making its capital raising strategy viable.

COPEL adopts internal by-laws for all of its collegiate bodies, containing guidance for the treatment of potential conflicts of interest, an issue which is also addressed by the Company's Code of Conduct.

COPEL’s commitment to the ten principles of the United Nations’ Global Compact and to the Millennium Goals has been continuously reaffirmed and validated by the Company’s practices, aimed at protecting and ensuring the dignity of labor, the transparency in management, the honesty in financial issues, and the protection of the environment.

While joining corporate governance level 1 at BM&FBovespa, COPEL has reiterated to the capital markets its commitment to corporate governance principles.

The indicators and goals set in the process of management self-evaluation – resumed in 2007 – have been monitored and, in 2009, presentations were made to the Board of Officers and to the Chief Executive Officer regarding the progress of the actions within the Management Excellence Program. One of the achievements in 2010 was the direct participation of managers and supervisors in the preparation of the Management Report submitted to the National Quality Awards.

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3.1.      Corporate Governance Structure and Good Practices

The following chart features COPEL’s organizational structure, with three wholly-owned subsidiaries, committees and councils:

12

•         General Shareholders’ Meeting - GSM

The General Shareholders' Meeting is the forum in which shareholders exercise their power to decide on all matters connected to the Company’s corporate purpose and to take measures deemed convenient for its defense and its accomplishment.

The General Shareholders’ Meeting is held in the first third of each year. Shareholders may convene, however, at any time, at Extraordinary Shareholders' Meetings, which have usually been held twice a year.

•         Board of Directors - BD

The role and the powers of the Board of Directors are set forth by its own charter, by COPEL’s by-laws, and by the Corporate Law. All members of the Board are elected for simultaneous two-year terms, and may be reelected. One of its members is a Company employee, appointed by the other employees, and two others are appointed by BNDES Participações S.A. – BNDESPAR, on account of a shareholders’ agreement. Among chief officers, only the Chief Executive Officer is a member of the Board of Directors, acting as chairman of the Board. The positions of chairman of the Board of Directors and Chief Executive Officer are held by the same person.

Out of the nine members of the current Board of Directors, five are considered independent, pursuant to the Sarbanes-Oxley Act, one of whom is a financial expert and chairman of the Audit Committee, a permanent advisory body, which reports directly to the Board.

In 2010, the Company carried on the formal mechanism for the periodic evaluation of the Board of Directors and its members individually. Regular meetings of the Board of Directors are held four times a year. Members may convene, however, at any time, at extraordinary meetings of the Board.

•         Fiscal Council - FC

The members of the Fiscal Council are also elected at a general shareholders’ meeting. It is a permanent body composed of five members and five alternates, who hold one-year terms. Three members are appointed by the controlling shareholder, one by minority holders of common shares, and another one by minority holders of preferred shares. Its role and powers are set forth by COPEL’s by-laws, by its own charter, and by the Corporate Law. The Fiscal Council convenes quarterly to carry out its main duty to review and report on the Company’s quarterly and annual financial statements. Under special circumstances, however, it may assemble to address other issues within their powers, provided it is summoned by its chairman. The members of this Council, or at least one of them, participate in general shareholders’ meetings, in Board of Directors’ meetings, and in Audit Committee’s meetings which address matters within their powers.

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•         Audit Committee

The Audit Committee is composed of three independent members who are also members of the Board of Directors, pursuant to the Sarbanes-Oxley Act, and who hold two-year terms. Among its duties, set forth in the Sarbanes-Oxley Act and in its charter, the Committee is responsible for reviewing and supervising the process of preparation of quarterly and annual financial statements and the internal control and risk management procedures, ensuring their quality and efficiency. In the performance of its duties, the Committee must report to the Company’s Board of Directors any violation of legal and regulatory rules which may place the continuity of COPEL’s business at risk.

The Audit Committee holds quarterly meetings with the Fiscal Council, to review the Company's financial statements. Regular meetings of the Committee take place every two months. Members may, however, call meetings, which have usually been held ten times a year, with the chief officers of the Company, with independent auditors, and with internal audit members to verify the implementation of their recommendations or to obtain answers to any inquiries, including any issues involving the planning of audit work, the suitability of the resources allocated to any such audit, and any other issues deemed material.

•         Internal Audit

The Company’s Internal Audit team – in line with the best practice recommended in the International Internal Auditing Standards issued by the Institute of Internal Auditors – is governed by a set of by-laws approved by senior management (Board of Officers, Audit Committee, and Board of Directors) and subordinated to the Board of Directors and reports to the Audit Committee and, administratively, to the Chief Executive Office.

Its activities are centralized, and it enjoys unrestricted access to all administrative units, records, files, and documents, and internal and external information, whenever their duties so require.

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Its institutional role is to conduct independent and objective evaluation and consulting with a view to adding value and improving the operations of the Company. Internal Audit helps the Company achieve its goals by adopting a systematic and disciplined approach towards the assessment and improvement of risk management, control, and corporate governance procedures.

It also works to improve its own risk management systems and to maintain controls, evaluating their effectiveness and efficiency. As far as corporate governance, Internal Audit must evaluate and make suitable recommendations for the improvement of the corporate governance process, particularly regarding the effective performance of the several areas of the Company.

The tasks to be carried out during each year are chosen based on risks, concerns by senior management, and legal and regulatory requirements. The Annual Activities Plan is approved by the Audit Committee and the Board of Directors and is monitored monthly by the Audit Committee.

•         External Audit

Pursuant to CVM Instruction no. 381, dated January 14, 2003, the Company and its wholly-owned subsidiaries have engaged Deloitte Touche Tohmatsu Auditores Independentes for the rendering of financial statement auditing services. Since its engagement, Deloitte Touche Tohmatsu has only rendered services related to independent auditing. The Company is committed to not hiring any other consulting services which interfere with the independence of the work conducted by its external auditors.

In order to comply with the requirements of the Sarbanes-Oxley Act, as of 2005 the main controls over the cycles which may cause errors in the financial statements above the level of materiality are tested by both the internal and external audit teams. As a measure of corporate governance, the internal audit procedures for the conduction of these tests are made available to the external auditors for evaluation.

•         Board of Officers

The eight members of the Board of Officers are elected by the Board of Directors for three-year terms. They are responsible for executive duties within the Company, and are exclusively charged with representing it. Their individual powers, duties, and responsibilities are set forth by the Company’s by-laws, and their conduct is regulated by an internal charter. The Board of Officers holds regular meetings on a weekly basis and, under special circumstances, at the request of the Chief Executive Officer, of the Board itself, or of any officer. The compensation of executive officers is not tied by the Company to the achievement of financial and non-financial goals.

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•         Code of Conduct

In 2003, COPEL implemented its Code of Conduct, based on its corporate values and culture and in compliance with the international principles contained in the Sarbanes-Oxley Act. This tool has been consolidated dynamically, in a way that reflects the integrity of its procedures on all its relations, be them internal, with the workforce, or with all other stakeholders. In 2008, its contents were reviewed and updated, taking into account the feedback at public hearings from all stakeholders, including management, employees, suppliers, clients, shareholders, and consumers.

•         Ethical Guidance Council

The Ethical Guidance Council’s goal is to discuss and to guide COPEL's actions and to review any cases submitted to it, making recommendations in order to ensure that the Company is permanently in compliance with sound moral principles in the conduct of business, striving to make public and to effectively enforce the Code of Conduct among COPEL’s workforce. The Council is composed of nine members, eight of which are Company employees, and it is coordinated by a representative of civil society, which ensures greater transparency and participation by stakeholders.

•         Moral Harassment Claims Review Committee - MHCRC

The MHCRC was created in 2009 and is exclusively tasked with reviewing and issuing reports on claims of moral harassment.

•         Permanent Committee for Disclosure of Material Acts and Facts

The Permanent Committee for Disclosure of Material Acts and Facts was implemented with the goal of preserving the image and credibility of COPEL before its shareholders, investors, and analysts and other professionals in the capital markets. The Committee is composed of at least two representatives from the Chief Finance, Investor Relations, and Corporate Partnerships Office, two representatives from the Chief Executive Office, one representative from the Chief Legal Office, and a chairman. The main duty of the Committee is to assist the Chief Financial, Investor Relations, and Corporate Partnerships Officer in enforcing COPEL’s Disclosure Policy. Its members are charged with reviewing and approving the information to be disclosed to the capital markets by any means.

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•         Relations with Shareholders and Investors

COPEL has 25,007 shareholders, who hold the Company’s share capital, in the amount of R$ 6.910,0 million, represented by 273,655 thousand shares with no par value.

The Chief Financial, Investors Relations, and Corporate Partnerships Office provided service during 2010 to a significant number of shareholders, investors, and capital market analysts from Brazil and from abroad. The Company also participated in conferences, seminars, and meetings, and took a road show to the main financial centers in Brazil, in Europe, and in North America.

Distribution of Dividends and Interest on Capital (IOC)

After the enactment of Law no. 9,249/1995, COPEL has adopted a policy of partially or fully replacing distributions of dividends with distributions of interest on capital. The minimum distribution equals 25% of the adjusted net income, pursuant to article 202 and subsequent paragraphs of Law no. 6,404/1976.

Tag-Along Rights

COPEL ensures tag-along rights to its minority holders of common shares, guaranteeing a minimum price of 80% of the amount paid for the shares in the controlling stake sold.

Shareholders’ Agreement

The Company is subject to a shareholders' agreement between the State of Paraná and BNDES Participações S.A. – BNDESPar, which grants BNDESPar the right to appoint two members of COPEL’s Board of Directors and to have prior knowledge of corporate matters submitted to the Board and to the General Shareholders’ Meeting.

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Markets where COPEL’s stock is traded

COPEL went public in April 1994 on the São Paulo Stock Exchange (BM&FBovespa) and in July 1997 became the first Brazilian electric utility to be listed on the New York Stock Exchange. Since June 2002, the Company’s stock has also been traded in Europe on Latibex – the exchange for Latin-American securities linked to the Madrid Stock Exchange. In May 2008, COPEL joined Corporate Governance Level 1 at BM&FBovespa.

The securities issued by COPEL are part of the following indicators measured by the São Paulo Stock Exchange – BM&FBovespa:

•         Ibovespa: the most important indicator of average stock performance on the Brazilian stock market. Its importance results from the fact it reflects the behavior of the most traded stocks at BOVESPA. This index has suffered no disruptions throughout its history and has not undergone any methodological changes since its inception in 1968.

•         ISE: the Corporate Sustainability Index (Índice de Sustentabilidade Empresarial or ISE) aims to reflect the return on a portfolio comprising stock from companies which are renowned for their commitment to corporate social responsibility and sustainability and to promote best practices within the Brazilian corporate environment.

•         IEE: the first industry-specific indicator by BOVESPA, the Electric Energy Index (Índice de Energia Elétrica or IEE) was launched in August 1996, with the goal of assessing the performance of the power industry, and quickly became a tool for the evaluation of the performance of portfolios specializing in this segment.

Furthermore, the Company’s securities are part of the following indicators measured by the Madrid Stock Exchange’s LATIBEX (the Euro-Denominated Market for Latin American Securities):

•         FTSE Latibex All share: includes all shares listed on Latibex;

•         FTSE Latibex Brazil: includes the Brazilian securities with highest liquidity on Latibex; and

•         FTSE Latibex TOP: includes the 15 securities with highest liquidity on Latibex.

•         Risk Management Committee

In 2006, with the aid of specialized consultants, COPEL began implementing Integrated Corporate Risk Management, under a project periodically reviewed by its Board of Officers, with a view to monitoring risk management in corporate areas and in subsidiaries. This process aims to consistently and permanently maximize value (economic, social, and environmental) to all stakeholders.

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In 2009 the Risk Management Policy and Model were approved, in order to establish the principles and guidelines for COPEL’s risk management conduct. The guiding principles include the classification and type of risk assessment and the establishment for risk-taking parameters. The Company has chosen an integrated and corporate approach to this project, which is managed in a decentralized manner by risk managers, under the coordination of the Risk and Control Management Department, which has been formally instituted to do so.

In COPEL’s understanding, “risk” is an event that will negatively affect the achievement of strategic objectives, procedures, or projects, if it happens to take place. In other words, Risk Management helps the Company achieve its objectives and, thus, fulfill its mission.

Due to the inherent uncertainty of risks and, thus, of the frequency of events and their impacts, COPEL also takes into account qualitative aspects, such as reputation and operational damages, in addition to financial impact, the main quantitative aspect. Furthermore, the Company reviews risk mitigation measures, which comprise controls, indicators, and action plans. Once their impacts are assessed, risks are classified according to their Final Exposure. This classification helps prioritize risks and conditions the Company’s decision-making as well as the urgency of the implementation of action plans and resource allocation.

This evaluation methodology allows COPEL's risk management practices to abide by the Principle of Precaution, according to which potential risks must have mitigation measures that anticipate damages. Thus, the Company not only anticipates damages but also promotes risk mitigation mechanisms, since according to COPEL's formal practices risks classified as moderate, high, or critical must have mitigation measures as a first option.

COPEL's strategy for risk management allows it to identify and take into account all types of risk in its decision-making, pursuant to the following levels:

•         Key business risks: risks related to COPEL’s strategic objectives; addressed directly by senior management (Board of Directors, Chief Executive Office, Board of Officers, Risk Committee, and relevant committees, if any) depending on the risk’s Final Exposure.

•         Key process risks: risks related to the objectives of COPEL’s processes; addressed by process managers.

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•         Key project risks: risks related to the goals of projects included in the Company's portfolio; addressed by project managers.

In 2010, key business risks were reviewed by COPEL in an integrated manner, not only evaluating each risk (according to financial, operational, and reputation damages) but also identifying different forms of mitigation: controls, indicators, or action plans. This review involved all employees and departments engaged in the performance of these forms of mitigation, in addition to engaging the formally appointed Risk Manager. Also in 2010, the Risk Management Committee participated in the evaluation of project risks.

3.2.      Corporate Sustainability and Citizenship Policy

COPEL has established as a priority the implementation of a corporate management model geared towards sustainability, with a view to focusing efforts on reaching and ensuring, based on COPEL's values and on optimized procedure management, balanced economic, social, and environmental results to all stakeholders, as well as the sustainable development and growth of the Company, while bringing it into compliance with international corporate governance, transparency, and sustainability standards, pursuant to its renewed commitment to the Global Compact, of which it has been a member since 2000.

All actions are based on a management model underpinned by the principles of COPEL’s Corporate Citizenship and Sustainability Policy, which is available online at www.copel.com and is fully compliant with the five corporate values of the Company’s strategic frame of reference, with the eight Millennium Development Goals, and with the ten principles of the UN Global Compact.

Thus, the Principles of COPEL's Corporate Citizenship and Sustainability Policy reinforce the Company's sustainability-oriented management, guiding its decisions and actions, in the pursuit of ethics in business, respect and transparency towards all stakeholders, and wide promotion of diversity; these values are also highlighted in COPEL’s Code of Conduct.

3.3.      Strategy and Management

In 2010, the Company carried on its efforts towards meeting the two major strategic challenges below:

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•         Operational excellence with increased productivity and cost optimization, quality in service, and improved customer satisfaction; and

•         Sustainable expansion in line with the State Government’s goals, with social and environmental investments and the generation of benefits to the community of Paraná.

COPEL’s actions have been based on the guidelines set by senior management for the pursuit of short-term productivity and long-term growth, excellence in costs, relations with stakeholders, innovation in data (image and voice) transmission, and research on new technologies for the expansion of its energy sources with renewable and non-pollutant sources.

In order to reach the expected results, the focus of COPEL’s corporate planning has been the execution of its strategic plan, involving the following main activities:

•         Strategy Awareness among managers and employees, in order to promote understanding, motivation, and commitment on their part;

•         Meetings for critical and strategic analyses with a view to improving the strategy development and management process, based on the qualification of criteria and methodologies;

•         Qualification of indicators and goals for different hierarchical levels, following the best market practices and assumptions published by the National Quality Foundation; and

•         Spread of the strategy throughout the entire Company and formalization of the goals into Management Commitments down to the lowest managerial level.

3.4.      Strategic Frame of Reference

Vision

To be the best company in the areas in which COPEL operates and to be a reference in corporate governance and corporate sustainability.

Mission

To generate, transmit, distribute and sell power and to render related services, promoting sustainable development and maintaining a balance between the interests of the people of Paraná and the interests of shareholders.

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Principles and Values

Transparency - accounting for all decisions and actions by the Company to inform all stakeholders about their positive and/or negative aspects;

Ethics - the result of a collective agreement which sets forth individual conducts in line with a common goal;

Respect - regard for the fellow man and woman;

Social and Environmental Responsibility - conducting corporate businesses in a sustainable manner, with due respect for the rights of all stakeholders, including future generations, and committing to the protection of all forms of life;

Safety - a safe organizational environment which will ensure the Company’s perpetuity.

3.5.      Stakeholders

In 2009-2010, the stakeholders directly and systematically engaged by the Company were: COPEL’s internal audience, customers, suppliers, public agencies, shareholders and investors, society at large, and environmental organizations. The year of 2010 stood out as a period in which the dialogue with COPEL’s internal audience was intensified, as part of the second cycle of Rule AA1000, with the categorization and the further development of specific interest groups, in order to address critical matters associated to each group, particularly in the areas of racial, ethnic, gender, and disabilities issues.

The third cycle of implementation of Rule AA1000, currently under way, will allow it to be better aligned with the new model of Management for Sustainability.

3.5.1.  Dialogue Channels

The response to inquiries received through the Contact Us channel is also available through the copel@copel.com e-mail address. COPEL has been committed to promptly responding to every inquiry, an approach which has encouraged further use of this channel by stakeholders. The full range of COPEL’s dialogue channels is also available online, at www.copel.com.

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Dialogue with COPEL’s Internal Audience

COPEL maintains an annual Organizational Climate Survey as a direct channel for communication with all employees. The latest surveys indicated Leadership and Professional Growth and Development as factors on which COPEL must work collectively to improve performance.

Under the Promotion of Diversity Program, during the period from 2007 to 2009 several dialogue sessions were held with groups which present special needs and characteristics within the Company.

The most critical topics were raised by the disabilities group and involve mostly the physical and architectural unsuitability of the Company’s facilities, the lack of translation of events and audiovisual materials for the hearing impaired and of printed materials for the visually impaired, the lack of workforce training to employ people with disabilities effectively, and the achievement of their full potential. These issues will be addressed in specific action plans. One of these will be geared towards the promotion of diversity and another one will focus specifically on accessibility issues.

Dialogue with Customers

The 3.7 million customers supplied by COPEL have several communication channels available to them for inquiries, suggestions, and complaints. One of the most popular channels is COPEL’s toll-free call center (0800 51 00116), which is operated by Company employees and outsourced employees with disabilities from several associations of people with disabilities throughout Paraná.

The call center accounts for 80% of annual customer contacts, with an average of 625 thousand monthly calls in 2010. In second place, there are 152 personalized service units, located in major cities, with an average of 160 thousand people served a month in 2010.

Other alternative service channels include a virtual customer support office at www.copel.com, which allows customers to request services, send inquiries, and obtain information.

COPEL’s website currently averages 700 thousand monthly visits and 2.5 million page hits, of which 1.2 million are related to the virtual customer support office.

The Company also relies on 15 mobile service stations, which tour neighborhoods in major towns and locations with no permanent customer service office, to provide urgent service to customers and to provide information on the safe and efficient use of electricity, on customer rights and duties, and on social programs. In 2010, these units held 432 events, with total attendance of 34,491 people and 22,174 service requests.

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Furthermore, COPEL offers pre-paid envelopes at all post office locations throughout the State so customers can send documents and inquiries to the Company.

In 2010, COPEL made a new service available to customers, allowing them to report power outages through phone messaging (SMS or Short Message Service). Customers can send a text message to number 28593 with the letters SL and their customer identification number, which is printed on their monthly bills.

The Company also implemented an automated outage reporting system at its call center. Customers can call and report outages without the need to personally speak to a customer service representative.

Dialogue with Suppliers

The managers of each supply contract at COPEL keep in constant touch with suppliers to address any potential anomalies and to improve the supply process.

Suppliers are evaluated through the use of specific tools, according to their market segments.

Construction engineering service providers and network maintenance and service providers are monitored and evaluated throughout the performance of each contract. Companies are graded on a scale of zero to ten, through predetermined criteria for quality, on-time performance, safety, and others, all of which are set forth under each contract.

COPEL has also established a process to evaluate the performance of suppliers of materials, which in addition to meeting the Company’s guidelines also optimizes relations with suppliers, provides managerial information, and offers a suitable tool for contract management.

COPEL develops its materials and equipment suppliers through industrial evaluations and testing and approval of materials, and its service providers through training. Industrial evaluations are not restricted to the approval or rejection of suppliers, but instead afford them opportunities to improve their facilities and procedures, thus establishing a cycle of improvement which allows them to develop and increase output and contributes to the sustainability of supply chains.

To ensure the development of service providers, COPEL establishes technical training criteria for certain services, enables their performance through partnerships, and promotes safety training at the beginning of performance of each contract. Thus, COPEL aims to bring suppliers in line with its procedures and values, such as training them on tree trimming in the context of urban vegetation management, which includes environmental criteria.

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In 2010, COPEL set up a Permanent Committee to address in a more integrated manner the Supply Chain Management. The Committee is charged with: promoting and facilitating the implementation of strategies and measures which allow for the improvement of supply chain management and of the Company’s performance in light of all related excellence and sustainability criteria; fostering strategic commitment and dialogue with suppliers, in compliance with the principles and requirements of Rule AA1000; promoting commitment and accountability by all parties involved in the supply chain, in search of better results and continuous improvement of practices; and contributing to the development of suppliers, establishing parameters tied to excellence and sustainability standards.

Based on the planning laid out in 2010, the Company will conduct in 2011 new cycles of dialogue with suppliers, of contract manager training, and of adjustment of internal rules on the procurement of services and materials.

Dialogue with Shareholders and Investors

COPEL maintains an effective channel for communication with its shareholders and investors through its investor relations and shareholding departments, its website (www.copel.com/ri), e-mail (ri@copel.com and acionistas@copel.com), call center (0800-41-2772), and quarterly publications ("Informe RI COPEL", "Quarterly Report", and other reports and releases), which are mailed to capital market professionals and shareholders and also made available online at the Company’s website. In addition, Since 2009 COPEL has expanded the service provided by the minority shareholder support channel (acionistas@copel.com), which now has direct communication with the Board of Directors.

COPEL’s Doors Open to You

Developed as a means of establishing dialogue with customers and the community, the “COPEL’s Doors Open to You” Program has consolidated COPEL’s proactive approach towards greater contact and dialogue with the public.

Since its inception in 2005, in compliance with the standards of Rule AA1000 for direct dialogue with stakeholders, the program has held events in all regions of the State which are open to the participation of any interested individual or organization. These events have also been attended by regional and local Company managers. The goal of this program is to inform stakeholders about COPEL’s activities in their region, about the safe and efficient use of power, about the rights and duties of consumers, and about access to social programs, in addition to providing customer support through mobile units. Through this program, COPEL has been able to identify within the community the existence of specific doubts about the services rendered and the need for changes in the Company’s internal customer service processes.

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The Program’s events are made public through invitations to community associations and through advertising in local newspapers and on the radio. In 2010, COPEL held 42 events in large, medium, and small cities throughout the State, with 8,790 participants.

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4.    Operational Performance

4.1.      Background

4.1.1.  International Scene

Since the beginning of the global financial crisis, the recovery of the world economy has pointed towards the strength of the emerging markets, whose growth was estimated at 7.1% in 2010 against 3.0% by developed markets, according to the International Monetary Fund (IMF). The pace of expansion in emerging markets is driven, mostly, by increasing domestic demand and, in certain cases, by exports. The latest data on the economic output of the United States indicates a gradual recovery from the crisis, with, however, slower growth than in the first quarter. The world economy grew approximately 5.0% in 2010, according to the IMF.

4.1.2.  Domestic Scene

Despite lower international demand for industrial products, Brazil has consolidated its economic recovery cycle in a moderate but effective manner after a period of recession in late 2008. Economic policy measures taken by the government, particularly those concerning the continuity of the credit policy and the improvement of the job market, have positively influenced the performance of the Brazilian economy, most evident in increased consumption by households. The positive performance of domestic demand has contributed significantly to the results of Brazilian GDP, which increased 7.5% in 2010.

The results of the commercial sector in 2010 revealed general expansion, particularly in the segments of office equipment and supplies, with 24.1% growth, vehicles and motorcycles, parts, and supplies, with 14.1%, and furniture and appliances, with 18.3%. The industrial sector recorded 10.5% growth in 2010, confirming a trend of expansion in the capital goods and durable goods segments, particularly vehicles and electric appliances, in traditionally exporting segments, such as commodities.

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4.1.3.  State Scenario

The performance of the economy of Paraná in 2010 indicates a return to growth, after the recession effects resulting from the international economic crisis. The State GDP growth in 2010, according to the Economic and Social Development Institute of Paraná (IPARDES), was 8.3%.

In the agricultural and livestock sector, the State’s 2009/2010 grain crops were 32.2% higher than the 2008/2009 crops. Soy output, in particular, increased 49.7% compared to the previous crops, yielding better results per unit of cultivated land on account of favorable weather and investments in technology. Also noteworthy were the 21.0% increase in corn output and the 29.5% increase in wheat output.

In the industrial sector, State output increased 14.2% in 2010. The State’s performance was above the national average, the Southern region average, and the average of other highly industrialized States, such as São Paulo and Rio de Janeiro. These results were sustained mostly by the performance of the vehicles, machinery and equipment, and foodstuffs segments.

4.1.4.  Power Sector Scene

•         Rates

Under ANEEL Resolution no. 1015/2010, dated June 22, 2010, ANEEL approved the results of the 2010 rate review of COPEL Distribuição’s rates to final customers and to suppliers, set the rates for use of distribution systems (TUSD), the annual revenues of connection facilities, and the annual value of the ANEEL Inspection Fee. COPEL Distribuição’s electricity rates were increased 9.74% on average, out of which 6.88% correspond to the annual rate review and 2.86% correspond to financial components, resulting in an average impact of 2.46% on the rates paid by captive customers.

COPEL chose not to maintain the rate discount policy in effect since 2009, which granted discounts to customers who paid their bills in time.

On October 29, 2010, Circular Letter no. 093/2010 was published, maintaining the Night-Time Rural Rate Program established under Circular Letter no. 054/2007. The goal of the program is to offer rate discounts, pursuant to ANEEL Resolution no. 207/2006, to all Group B rural customers who consume electricity between 21:30h and 6:00h, thus encouraging the use of electric machinery during night-time, displacing loads to off-peak hours.

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•         Extension of Concessions

Under MME Ordinance no. 331/2009, COPEL’s concessions for the Gov. Ney Braga (Segredo), Jordão River Diversion, Gov. José Richa (Salto Caxias), and Cavernoso hydroelectric power plants were extended for an additional 20 years, at no charge. The Segredo and Jordão River Diversion concessions will now expire in November 2029; the Salto Caxias concession will expire in May 2030; and the Cavernoso concession will expire in January 2031, pursuant to the Fourth Amendment to the Concession Agreement signed with ANEEL.

Concession Contract 046/1999 held by COPEL Distribuição S.A. will be in effect until July 7, 2015. On this date, pursuant to article three, the concession may be extended for another 20 years.  The extension request must be filed at ANEEL up to 36 months before its final term (July 7, 2012), together with proof of tax payments, social security payments, and other charges and fees owed to any government agencies.

COPEL's main transmission concession is covered by Concession Agreement no. 60/2001, which expires on July 7, 2015 and may be renewed for 20 years. All other transmission concession agreements may be renewed for another 30 years. For further information, see Note 16.

•         Energy Trading

In 2010, COPEL signed new agreements in the free procurement environment, as follows:

Regular Electricity:

•         12 average MW from March 2010 until February 2012;

•         3 average MW for 2012 and 30 average MW for 2013;

•         46 annual average MW negotiated monthly on the spot market.

Subsidized Electricity with a 50% TUSD discount:

•         0.85 average MW from October 2010 until December 2015;

•         0.735 annual average MW negotiated monthly on the spot market.

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•         Energy Flowchart

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4.2.      Business Segments

4.2.1.  Generation

COPEL owns and operates 18 power plants, of which 17 are hydroelectric and one is thermoelectric, with total installed capacity of 4,459.6 MW and assured power of 1,961.6 average MW (more information is available in Note 16). In 2010, these assets generated 24,321 GWh, 99.7% of which were from hydroelectric sources. The generation of electricity by COPEL’s facilities is overseen and coordinated by its Generation Operation Center in Curitiba.

In addition, COPEL has obtained concessions to build and operate the following power plants:

Mauá Hydroelectric Power Plant – This project, whose construction began in July 2008, will add 361 MW of installed capacity and 197.7 average MW of assured power to COPEL’s and Eletrosul’s output. The project will require expenditures of approximately R$ 1.1 billion and is being conducted by Consórcio Energético Cruzeiro do Sul - CECS, a consortium between COPEL (51%) and Eletrosul (49%). According to the estimates established by ANEEL, the Mauá Power Plant shall enter commercial operation in 2011.

Cavernoso II SHP – This project shall be implemented in the Cavernoso River, in the State of Paraná. The facility will feature three generating units, amounting to 19 MW of installed capacity. The basic project submitted by COPEL was approved by ANEEL on November 7, 2009. The beginning of construction work, scheduled for early 2011, is pending final authorization by the Ministry of Mines and Energy (MME) and environmental construction license by the Environmental Institute of Paraná (IAP). COPELs holds 100% of the project, and the expenditures for its implementation are estimated at R$ 120.0 million.

São Jerônimo Hydroelectric Power Plant - This project comprises the future São Jerônimo Hydroelectric Facility, on the Tibagi River, in the State of Paraná. The facility will feature approximately 331 MW of installed capacity and 165.5 average MW of assured power. The implementation of the project is based on a concession for the use of public property concerning the São Jerônimo hydropower potential. The estimated expenditures are approximately R$ 1.1 billion.

Colíder Hydroelectric Power Plant – This project will be located on the Teles Pires River, in the State of Mato Grosso. It comprises the construction of a power plant with 300 MW of installed capacity and assured power of 179.6 average MW and a 500-kV and 130-km transmission line. The concession agreement was signed on January 17, 2010, and construction began on March 1, 2010. COPELs holds 100% of the project, and the expenditures for its implementation are estimated at R$ 1.5 billion.

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4.2.2.  Transmission

COPEL operates transmission assets (Basic Network) under the following concession agreements: Concession Agreement no. 060/2001, signed on June 20, 2001; Concession Contract no. 075/2001, signed on August 17, 2001; and Concession Agreement no. 006/2008, signed on March 17, 2008.

COPEL’s transmission business primarily involves the transport and transformation of power, and the construction, operation, and maintenance of all power transmission substations and lines.

COPEL won the A concession at the auction of transmission facilities held by ANEEL on June 11, 2010. This concession comprises the Araraquara II – Taubaté transmission line, rated 500 kV and 356-km long, in the State of São Paulo. COPEL’s bid was R$ 20.0 million, and the concession for the power transmission public service was awarded for a 30-year term from the date of signature, extendable for another 30 years. Likewise, at the same auction COPEL won the rights to concession I, which comprises the 230/138-kV Cerquilho III substation, also located in the State of São Paulo. COPEL’s bid was R$ 3.254 million, and the concession was awarded for a 30-year term from the date of signature, extendable for another 30 years.

In addition to the projects secured at ANEEL Auction 001/2010, COPEL is also carrying out construction of the Foz do Iguaçu - Cascavel West transmission line, rated 525 kV and 115 km, in the State of Paraná, pursuant to concession agreement no. 27/2009, signed on November 19, 2009. Construction began in October 2010, after the preliminary permit was issued in mid-July and the installation permit was issued in September.

Finally, COPEL will also build a 500-kV and 130-km transmission line in the State of Mato Grosso, in addition to the 300-MW Colíder Hydroelectric Power Plant.

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4.2.3.  Distribution

COPEL’s power distribution business comprises the provision, operation, and maintenance of power distribution infrastructure and the rendering of related services. These activities are aimed at supplying over 3.7 million customers, in 1,111 locations in 392 out of 399 municipalities in Paraná, in addition to the town of Porto União, in the state of Santa Catarina. In addition to operating and maintaining facilities rated up to 34.5 kV ,due to the split of COPEL Transmissão (ANEEL Resolution no. 1,120, dated November 27, 2007), COPEL Distribuição has taken over the facilities rated 69 and 138 kV, which used to be run by COPEL Transmissão.

COPEL's new distribution facilities in 2010 included the following substations:

•         Sengés, rated 4 MVAm in the city of Sengés;

•         São João do Triunfo, rated 7 MVA, in the city of São João do Triunfo;

•         Xaxim, rated 83 MVA, in the city of Curitiba;

•         Campina do Siqueira, rated 83 MVA, in the city of Curitiba;

•         Imbituva, rated 41.67 MVA, in the city of Imbituva;

•         Jardim Bandeirantes 2, rated 41.67 MVA, in the city of Londrina;

•         Tamoio, rated 41.67 MVA, in the city of Umuarama;

•         Santa Felicidade, rated 41.67 MVA, in the city of Curitiba.

The Company also upgraded the substations of Rolândia, Rio Branco do Sul, Palmas, Rio Azul, and Fazenda Iguaçu.

New lines were completed, including:

•         the 230-kV Londrina / Apucarana-Figueira Intersection line, with 14.5 km;

•         the 138-kV Rio Azul / Mallet line, with 22.1 km; and

•         the 69-kV Pilarzinho / Santa Felicidade line, with 6.8 km.

In all, these facilities added 466 MVA, 110.8 km of new lines, and 11.9 km of upgraded lines to COPEL’s grid in 2010.

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Distribution Lines

The following table features information about COPEL's distribution lines:

Distribution Lines	km
13.8 kV	96,863.6
34.5 kV	79,496.2
69 kV	981.5
138 kV	4,586.3
230 kV	66.1
Total	181,993.7

Compact-Design Distribution Lines

COPEL has continued to implement compact-design distribution lines in urban areas with a high concentration of trees surrounding the distribution grids. This technology helps to preserve the environment, as trees in the vicinity of power grids do not need to be cut off or severely trimmed, and to improve the quality of power supply by reducing the number of unplanned outages. The total length of urban compact-design distribution lines in operation at the end of 2010 was 2,143 km.

Secondary Isolated Lines

COPEL has also invested in low-voltage (127/220 V) secondary isolated lines, which offer such significant advantages over regular overhead lines as: improvement in DEC and FEC distribution performance indicators, defense against illegal connections, improved environmental conditions and reduced tree areas subject to trimming, improved safety, reduced voltage drops throughout the grid, and increased transformer useful life due to the reduction of short-circuits, among other advantages. The total length of secondary isolated lines in operation at the end of 2010 was 6,310 km.

Substations

The main features of COPEL’s distribution substations are shown below, broken down by voltage level:

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Voltage	No. of substations(1)	MVA

34,5 kV	237	1,533.7
69 kV	34	2,256.9
138 kV	80	5,839.7

TOTAL	351	9,630.3
(1) All substations are automated

Quality of Supply

The main indicators of power supply quality are DEC (outage duration by consumer/year) and FEC (outage frequency by consumer/year). The evolution of such indicators, as well as the average waiting times, are shown below:

	DEC(1)	FEC	Waiting time
Jan/Dec	(hours)	(outages)	(hours)

2006	14.79	13.66	1:21
2007	13.54	12.41	1:31
2008	12.18	10.69	1:34
2009	12.91	11.04	1:48
2010	11.46	9.46	1:39
(1) DEC is measured in hours and hundredths of an hour.

Market Expansion

COPEL’s captive market consumed 21,304 GWh in 2010, with 5.2% growth.

Residential customers consumed 5,925 GWh, with 4.6% growth, influenced by a 3.7% increase in the number of customers and a 0.9% increase in average residential consumption, due to an improving job market and higher availability of credit, which spurred the purchase of electric appliances and electronics. This customer category accounted for 27.8% of COPEL’s captive market consumption. At the end of the period, COPEL recorded 2,964,805 residential customers.

Industrial customers consumed 7,092 GWh, with 5.8% growth, due mostly on account of the good performance of the foodstuffs, vehicles, and machinery and equipment industries. This customer category accounted for 33.3% of COPEL’s captive market consumption. At the end of 2010, COPEL supplied power to 69,198 captive industrial customers.

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Commercial customers consumed 4,466 GWh, with 6.3% growth, also on account of the improving job market and higher availability of credit to customers. This customer category accounted for 21.0% of COPEL’s captive market consumption. At the end of the year, COPEL supplied power to 308,987 commercial customers.

Rural customers consumed 1,774 GWh, with 5,6% growth, on account of the 3.9% increase in the number of customers and the economic expansion. This customer category accounted for 8.3% of COPEL’s captive market consumption. At the end of 2010, COPEL supplied power to 366,694 rural customers. The other consumption categories (public agencies, public lighting, public services, and own consumption) consumed 2,047 GWh, with 2.7% growth. These categories accounted for 9.6% of COPEL’s captive market consumption. At the end of the year, COPEL supplied power to 49,715 customers in these categories.

The following table features COPEL’s power sales by captive customer category:

Captive Market - COPEL Distribuição – Jan.Dec/10
	Number of customers			Energy Sold (GWh)
	Dec/10	Dec/09%		2010	2009	%
Residential	2,964,805	2,859,749	3.7	5,925	5,664	4.6
Industrial	69,198	66,960	3.3	7,092	6,704	5.8
Commercial	308,987	300,138	2.9	4,466	4,200	6.3
Rural	366,694	352,992	3.9	1,774	1,680	5.6
Other	49,715	48,344	2.8	2,047	1,994	2.7
Captive Market	3,759,399	3,628,183	3.6	21,304	20,242	5.2

COPEL Distribuição’s Grid Market (TUSD):

COPEL Distribuição’s grid market, comprising the captive market, other concession and permission holding utilities within Paraná, and all free customers within the Company’s concession area, increased 5.9%, as shown below:

Grid Market - COPEL Distribuição - Jan.Dec/2010
	Number of customers/contracts			Energy distributed (GWh)
	Dez/10	Dez/09%		2010	2009	%
Captive market	3,759,399	3,628,183	3.6	21,304	20,242	5.2
Concession and permission holders	4	4	-	568	524	8.3
Free customers(1)	29	21	38.1	3,211	2,929	9.6
Grid market	3,759,432	3,628,208	3.6	25,083	23,695	5.9
(1) Total free customers supplied byCOPEL GET and by other suppliers within the concession area of Copel DIS.

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4.2.4.  Telecommunications

COPEL provides communications and telecommunications services and conducts specific studies and projects, within an area comprising the State of Paraná and Region II of the General Grants Plan, pursuant to Act no. 31,337 by the National Telecommunications Agency - ANATEL, which reports to the Ministry of Communications. The rendering of these services is authorized for an indeterminate period of time, on a non-exclusive basis, both nationally and internationally. COPEL Telecommunications offers multimedia communication services since 2002.

Fiber optics network: main investments

In 2010, the Company added 3,155 km of optical urban access cables (totaling 11,270 km at the end of the year), thus significantly increasing the capillarity of its optical network. COPEL serves 242 municipalities through 6,358 km of intercity optic cables. Through this network, COPEL provides speed and reliability to 980 companies which invest in Paraná and rely on its services. In a recent survey, 98% of these customers said they were satisfied or very satisfied with COPEL Telecomunicações, which currently serves customers in several different business areas such as schools, banks, supermarkets, ISPs, industries, public agencies, shops, and telephone and cell phone operators, providing a range of services that include dedicated communications channels, broadband internet, private networks, videoconferencing, and internet hosting with cutting edge technology in fiber optics.

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4.2.5.  Corporate Partnerships

COPEL’s portfolio comprises interests in several companies and consortia operating in different sectors, such as electric power, telecommunications, sanitation, gas supply, and engineering services.

In the power sector, COPEL holds interests in several power generation projects, with total installed capacity of 1,790 MW, as shown below:

Project	Installed Capacity (MW)	Partners	PPA signed with
Dona Francisca	125.0	COPEL - 23.03%	COPEL GET
		Gerdau - 51.82%
		Celesc - 23.03%
		Desenvix - 2.12%
Centrais Eólicas do Paraná	2.5	COPEL - 30%	Free customers
		COPEL GET - 70%
Foz do Chopim	29.1	COPEL - 35.77%	Free customers
		Silea Participações - 64.23%
Araucária	484.1	COPEL - 20%	Leased to Petrobras
		COPEL GET - 60%	Leased to Petrobras
		Petrobras - 20%
Elejor - Usina Santa Clara	123.8	COPEL - 70%	COPEL Distribuição Free customers
- Usina Fundão	122.6	Paineiras - 30%
Lajeado (Investco S.A.)	902.5	CEB Lajeado - 16.95%	(1)
		Paulista Lajeado Energia S.A. - 5.93%
		EDP Energias do Brasil S.A. - 4.57%
		Lajeado Energia S.A. - 62.43%
		COPEL - 0.82%
		Furnas Centrais Elétricas S.A. - 0.21%
		Outros - 9.09%

(1)The assets of Lajeado HPP are leased to the other concession holders proportionally.

COPEL also holds interests in other sectors, such as the gas, telecommunications, sanitation, and service sectors, as shown below:

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Project	Sector	Partners
Compagas(1)	Gas	COPEL - 51.0%
Gaspetro - 24.5%
Mitsui Gás - 24.5%
Sercomtel S.A. Telecom	Telecommunications	COPEL - 45.0%
City of Londrina - 55.0%
Sercomtel S.A. Celular	Telecommunications	COPEL - 45.0%
City of Londrina - 55.0%
Dominó Holdings S.A.	Water and Sanitation	COPEL - 45.0%
Andrade Gutierrez - 27.5%
Daleth Participações - 27.5%
Escoelectric Ltda.	Services	COPEL - 40.0%
Lactec - 60.0%
Copel-Amec Ltda(2)	Services	COPEL - 48.0%
Amec - 47.5%
Lactec - 4.5%
Carbocampel S.A.	Coal mining	COPEL - 49.0%
Carbonífera Cambuí - 51.0%
(1) Dutopar was incorporated by Mitsui Gás in August 2010.
(2) Currently being liquidated.

4.3.      Research & Development + Innovation (R&D+I)

Generation and Transmission

In compliance with Law no. 9,991/2000, which regulates investments in research and development by concession, permission, and authorization holders in the power sector, in 2010 COPEL carried out 59 R&D projects, of which 23 have been concluded.

The projects that make up COPEL’s Research and Development (R&D) Program include:

•         the assessment of the economic impact of power supply quality issues on industrial customers;

•         a methodology for the estimation of the cost of outages to residential, commercial, and industrial customers;

•         the development of a low-cost solar panel to help reduce the power consumption of electric showers;

•         the development of a computer methodology to calculate electric and magnetic fields in COPEL’s substations;

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•         development of a distribution grid proximity sensor to be attached as an accessory to safety helmets; and

•         evaluation of the greenhouse gases in the area under the influence of reservoirs under construction (case study: Mauá Power Plant).

COPEL also participates, in cooperation with other companies, in four strategic R&D projects, whose subject matters are set by ANEEL through their Strategic R&D Project Public Invitation and which are financed by electric utilities under the Power Sector Technological Research and Development Program. COPEL is the proponent of one of these four projects:

•         Optimization of hydrothermal dispatch through hybrid algorithms driven by high performance computing (proponent);

•         Methodology for the establishment of a rate structure for the power distribution service (partner);

•         Methodology for the allocation of power transmission system costs (partner); and

•         Optimal hydrothermal dispatch model for the National Interconnected Power System (partner).

Distribution

In compliance with Law no. 9,991/2000, which regulates investments in research and development by concession, permission, and authorization holders in the power sector, in 2010 COPEL Distribuição carried out 46 R&D projects, of which 21 have been concluded, at a cost of approximately R$ 8 million during the year.

The projects that make up COPEL’s Research and Development (R&D) Program include:

•         the assessment of the economic impact of power supply quality issues on industrial customers;

•         a methodology for the estimation of the cost of outages to residential, commercial, and industrial customers;

•         the development of a low-cost solar panel to help reduce the power consumption of electric showers;

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•         the development of a computer methodology to calculate electric and magnetic fields in COPEL’s substations; and

•         development of a distribution grid proximity sensor to be attached as an accessory to safety helmets.

COPEL Distribuição also participates, in cooperation with 32 other utilities, in a strategic R&D project named “Methodology for the establishment of a rate structure for the power distribution service". Strategic R&D projects are set by ANEEL through their Strategic R&D Project Public Invitation and are financed by electric utilities under the Power Sector Technological Research and Development Program.

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5.    Economic and Financial Performance

This review has been prepared in light of the new international accounting standards adopted by COPEL in 2010 and also in 2009 for purposes of comparison.

5.1.      Net Operating Revenues

In 2010, Net Operating Revenues increased R$ 651.0 million, or 10.4%, over the year of 2009. This variation resulted mostly from:

1)     a 7.5% increase in Revenues from Sales to Final Customers, on account of the following factors:

•        a 5.2% increase in captive market consumption, which corresponds to an additional 1,062.2 GWh supplied, mostly to the industrial and commercial categories, which recorded 5.8% and 6.3% growth, respectively;

•        a 3.6% increase in the number of customers;

•        the end of the rate discount policy; and

•        an average rate increase of 2.46%, as of June 24, 2010, pursuant to ANEEL Resolution no. 1,015, dated June 24, 2010.

2)     an increase of 15.1% in Revenues from the Use of the Power Grid, due mostly to the rate increase on June 24, 2010. Further details are available in Note 30.

3)     a 10.2% increase in Construction Revenues – COPEL records revenues from construction or upgrade services rendered in connection with infrastructure used for power transmission and distribution, which amounted to R$ 663.5 million in 2010 and R$ 601.9 million in 2009. The respective expenses are recorded under the statement of operations for the period, as construction costs, when incurred.

4)     a 22.0% increase in Revenues from Telecommunications, due to the 36.1% increase in the number of customers and the 14.9% increase in the sale of connections.

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5)     a R$ 32.1 million increase in Revenues from Distribution of Piped Gas, due mostly to the 33.0% increase in the number of customers.

5.2.      Operating Costs and Expenses

Operating costs and expenses grew R$ 761.1 million in 2010, or 14.6%, due mostly to:

1)     a R$ 155.4 million increase in Electricity Purchased for Resale, mostly on account of increased expenses with power purchased at auctions (R$ 185.8 million increase) and from PROINFA (alternative energy sources) (R$ 30.3 million increase), partially offset by lower expenses with power purchased from Itaipu (R$ 52.7 million reduction);

2)     a R$ 402.7 million increase in Provisions and Reversals due mostly to the reversal of enrollment in the REFIS tax recovery program in 2009, in the amount of R$ 178.8 million, and of the COFINS tax lawsuit provision in 2010, in the amount of R$ 234.6 million;

3)     a R$ 29.8 million increase in Expenses with Third-Party Services, mostly on account of higher expenses with power system maintenance, in the amount of R$ 16.1 million, and data processing and transmission, in the amount of R$ 9.5 million.

4)     a R$ 14.9 million increase in Materials and Supplies, mostly on account of higher expenses with power system materials, in the amount of R$ 8.5 million, and civil construction materials, in the amount of R$ 4.4 million;

5)     a R$ 14.5 million increase in Pension and Healthcare Plans,  on account of the accrual of the effects of the actuarial calculation, defined annually by a third-party actuary;

6)     a R$ 20.8 million increase in Other Operating Expenses, due mostly to impairment losses, in the amount of R$ 44.6 million, and higher payments of financial compensation for use of water resources, in the amount of R$ 32.0 million, partially offset by the reduction due to enrollment in the REFIS tax recovery program in 2009, in the amount of R$ 61.9 million.

7)     a R$ 39.6 million increase in Charges for the Use of the Power Grid, due to contractual price restatements during the year; and

8)     a R$ 61.3 million increase in Construction Expenses (more information available in Note

2.15.3).

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5.3.      EBITDA

EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortization) - in thousands of reais		Consolidated
	2010	2009
Net income for the period attributed to the Parent Company's shareholders	987,807	791,776
Net income for the period attributed to non-controlling shareholders	22,474	20,502
Deferred income tax and social contribution	(127,517)	(38,851)
Provision for income tax and social contribution	497,968	290,770
Result of equity in investees	(99,337)	(14,327)
Financial expenses (income), net	(348,425)	(6,735)
EBIT	932,970	1,043,135
Depreciation and amortization	542,992	539,781
EBITDA - adjusted	1,475,962	1,582,916
Net Operating Revenues - NOR	6,901,113	6,250,140
EBITDA Margin(1)	21.4%	25.3%
(1) EBITDA ÷ NOR

5.4.      Financial Income (Losses)

1)      Financial Revenues – recorded a R$ 314.8 million increase over 2009, mostly on account of:

•        A  R$ 154.4 million increased in Monetary Variations on the CRC balance transferred to the State Government, which is restated according to the IGP-DI inflation index. From January through December 2010, the index was 11.3% while in the same period of 2009 it was – 1.4%; and

•        A R$ 151.2 million increase in monetary restatement of the financial assets of the power distribution business unit.

2)      Financial Expenses – recorded a R$ 26.9 million reduction compared to 2009, mostly on account of:

•        A R$ 92.6 million reduction, under the Tax Recovery Program, resulting from the accrual in 2009 of penalties on debits included in the debt installment plan established under Law no. 11,941/2009. Taking into account the tax benefit afforded under that law and the fact that any debits were supposed to be included in the program by November 2009, no charges were recorded in financial income (losses) for 2010. More information is available in Note 32.

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•        A R$ 30.5 million decrease in debt charges due mostly to the transfer of R$ 23.4 million to property, plant, and equipment, pursuant to international accounting standards;

•        This was offset by the R$ 25.2 million increase in monetary variation on the use of public property (UBP) charge;

•        A R$ 33.6 million increase in monetary variations on loans and financing, due mostly to the annual devaluation of the real against the U.S. dollar, a currency in which many financing agreements are denominated (annual negative variation of 4.3% in 2010 and 25.5% in 2009), and to the annual variation of the IGP-M inflation index (11.3% in 2010 and - 1.7% in 2009); and

•        Contractual compensation for early settlement of the balance of ELEJOR debentures held by BNDES, in the amount of R$ 19.5 million.

5.5.      Indebtedness

The variation of the current and long-term balances under loans and financing was due mostly to the following inflows of funds:

•        R$ 350.0 million under a Fixed Credit Agreement with Banco do Brasil;

•        R$ 163.5 million under contracts with Banco do Brasil and BNDES for the construction of the Mauá Hydroelectric Power Plant;

•        R$ 38.1 million under contract with Eletrobrás for use in the “Luz para Todos” Program; and

•        R$ 0.9 million under two contracts with FINEP.

The Company’s payments in 2010 totaled R$ 402.2 million, broken down below:

		Charges
Amortizations - 2010 (in millions of reais)	Principal amount	+ Variation	Total

Loans and financing	46.6	106.4	153.0
Debentures	177.9	71.3	249.2
Total	224.5	177.7	402.2

The chart below features a breakdown of current and long-term loans, financing, and debentures:

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5.6.      Net Income

In 2010, COPEL recorded net income of R$ 987.8 million, a figure 24.8% higher than that recorded in 2009 (R$ 791.8 million). Net income before the adoption of international accounting standards was R$ 1,026.4 million.

Distribution of Dividends and Interest on Capital (IOC)

(in thousands of R$)		2010			2009		2008
	Total	2nd inst.	1st inst.	Total	2nd inst.	1st inst.
Approval at GSM	28/04/11	28/04/11	17/08/10	27/04/10	27/04/10	11/11/09	23/04/09
Payment date	-	-	20/09/10	-	27/05/10	07/12/09	29/05/09
Income	987,808	-	359,654	1,026,433	-	846,433	1,078,744
Amount to common shares	142,170	99,151	43,019	126,126	41,102	85,024	132,398
Amount to class A preferred shares	984	855	129	644	389	255	648
Amount to class B preferred shares	138,306	96,454	41,852	122,689	39,968	82,721	128,788
Total distribution	281,460	196,460	85,000	249,459	81,459	168,000	261,834

The first installment of the distribution of dividends and interest on capital for 2010 is in accordance with the advance payment of IOC by the Parent Company to its shareholders, proposed at the 1,911st Meeting, held on August 9, 2010, and authorized under the Minute of the 94th Extraordinary Meeting of the Board of Directors on August 18, 2010, in light of the results recorded by the Company by June 30, 2010, the availability of cash in hand, the administrative convenience of the measure, the tax benefit under Federal Law no. 9,249/1995, and the procedure set forth under Law no. 6,404/76 (The Brazilian Corporate Law) and under the Company’s by-laws.  The Board of Directors approved the proposal of advance payment of interest on capital in lieu of dividends for fiscal year 2010, starting on September 20, 2010, to shareholders who held shares as of August 20, 2010, pursuant to Law no. 9,249/95. Amounts paid will be deducted at the time of determination of the annual dividends for the fiscal year, as follows:

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1)     gross amount: R$ 85.0 million;

2)     amount per share:

•        per common share: R$ 0.29662;

•        per class A preferred share: R$ 0.32638;

•        per class B preferred share: R$ 0.32638.

The payment of the second installment shall take place within 60 days of the General Shareholders' Meeting.

5.7.      Added Value

In 2010, COPEL recorded R$ 6.129,3 million in Total Added Value, a figure 13.4% or R$ 726.0 million higher than the one recorded in 2009. The following chart features the distribution of added value. A full statement of added value is included in the Company’s Financial Statements herein.

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5.8.      Stock Performance

				Variation% 2010 - 2009
	Stock quotes	2010	2009
Bovespa	ON	R$ 38.00	R$ 36.50	4.1%
	ON average	R$ 35.95	R$ 26.53	35.5%
	PNA	R$ 42.01	R$ 27.11	55.0%
	PNA average	R$ 30.29	R$ 24.84	21.9%
	PNB	R$ 41.50	R$ 37.04	12.0%
	PNB average	R$ 38.09	R$ 28.20	35.1%
	Bovespa Index	69,304	68,588	1.0%
	Electric Energy Index	27,242	24,327	12.0%
NYSE	ON (ELPVY)	US$ 21.80	US$ 21.12	3.2%
	On average	US$ 20.43	US$ 13.77	48.4%
	PNB (ELP)	US$ 25.17	US$ 21.45	17.3%
	PNB average	US$ 21.89	US$ 14.60	49.9%
	Dow Jones Index	11,577.51	10,428.05	11.0%
Latibex	PNB (XCOP)	€ 18.65	€ 14.82	25.8%
	PNB average	€ 16.43	€ 10.31	59.4%
	Latibex index	3,787.80	3,476.20	9.0%

5.9.      Economic Value Added - EVA

Economic Value Added – EVA represents economic profit, i.e., how much wealth the company created with the capital employed in its operations, after deducting the return on this capital.

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STATEMENT OF ECONOMIC VALUE ADDED
As of December 31, 2010 and 2009
(In millions of reais)
			Consolidated
		2010	2009

1.	Net operating revenues	6,901.1	6,250.1
2.	Operating costs and expenses	(5,968.1)	(5,207.0)
3.	Result of equity in investees	99.3	14.3
4.	Financial income	652.2	337.4
5.	Income tax and social contribution on profits generated by assets	(452.0)	(330.2)
6.	Operating income generated by assets, net of taxes	1,232.5	1,064.6

7.	Operating margin ( 6 ÷1 )	0.1786	0.1703

8.	Third-party capital	1,985.2	1,673.4
9.	Own capital	10,381.4	9,920.6
10.	Capital eligible for return ( 8 + 9 )	12,366.6	11,594.0

11.	Capital turnover ( 1 ÷ 10 )	0.5580	0.5391

12.	Operating Return on Investment ( 7 x 11)	9.97%	9.18%
	or ORI in millions of reais	1,259.4	1,085.3

13.	Weighed average rate of return on third-party capital	9.87%	8.57%

14.	Participation of third-party capital ( 8 ÷ 10 )	16.05%	14.43%

15.	Rate of return on own capital	12.00%	12.00%
	considering a Beta index of 0.4298
16.	Participation of own capital ( 9 ÷ 10 )	83.95%	85.57%

17.	Weighed average capital cost - WACC ( 13 x 14 + 15 x 16 )	11.66%	11.51%
	or WACC in millions of reais	1,472.9	1,360.8

18.	Net operating assets	17,210.7	15,937.5
19.	Operating liabilities	(4,578.4)	(4,115.1)
20.	Capital eligible for return	12,632.3	11,822.4

	Economic Value Added (( 12 - 17 ) x 20 )	(213.5)	(275.5)

	EVA progress in 2010	62.0

5.10.   Expenditures in the Concession

COPEL’s expenditure program for 2011 was approved on December 2, 2010, at the 131st meeting of the Board of Directors. Actual expenditures and estimated expenditures for 2011 are shown below:

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	Actual		Variation %	Estimated
Companies (in millions of R$)	2010	2009	2010-2009	2011

Copel Geração e Transmissão	106.9	58.8	81.8	860.4
Copel Distribuição	676.3	655.2	3.2	933.3
Copel Telecomunicações	75.4	38.4	96.4	102.4
Consórcio Energético Cruzeiro do Sul (Mauá HPP)	168.7	191.4	(11.9)	164.4
Total	1,027.3	943.8	8.8	2,060.5

5.11.   Customer Default

Since the accounting period of 2003, COPEL has calculated the overdue bill index for power supply to final customers, according to the following calculation method:

Default (percentage) =	∑ Overdue bills > 15 days ≤ 360 days
∑ 12-month gross revenues

For calculation purposes, bills are deemed overdue if not paid for over 15 days and up to 360 days, pursuant to the overdue notice term (ANEEL Resolution no. 456/2000), and losses recognized in connection with overdue bills are excluded. The recovering per capita income in the State of Paraná and COPEL's efforts to fight default, including negotiation of pending bills due by major customers and negative credit feedback on defaulting customers, contributed to the reduction of the level of default from 1.39% in December 2009 to 1.24% in December 2010.

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Overdue Bill Level for Supply to Final Customers (in millions of reais / %)

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6.    SOCIAL AND ENVIRONMENTAL PERFORMANCE

6.1.      Workforce

COPEL’s 8,907 regular employees are distributed into four careers according to the nature of their duties and the requirements for their positions: operational (2,595 employees), administrative (2,699 employees), high school level technicians (2,016 employees), and college level professionals (1,597 employees). The Company has been expanding its workforce and in 2010 it hired, through public admission tests, 1,153 new employees (not including personnel hired by subsidiaries Compagas and Elejor). During the year, 821 employees left the Company, most of them on account of retirement, and the employee turnover rate was 11.66%. In 2009, this rate was 8.79%.

In 2010, the Company assigned 5% of the available administrative jobs to applicants with disabilities. Forty-one African-Brazilian and 119 “mixed” (“pardos”) applicants were also hired.

•         Personnel Development

COPEL’s personnel training and development needs are assessed based on the Development Need Diagnosis (DND) methodology, carried out annually in all departments.

The training requirements for outsourced personnel are identified according to each specific activity, are similar to those required of COPEL’s own employees, and are set forth in the respective contracts. Training examples in this area include training on computer systems and applications used by call center personnel and requalification training for power grid service personnel, conducted under partnerships with SENAI, UTFPR, among others. COPEL also offers courses to outsourced personnel, such as those required under NR-10, commercial gauging, network and substation operation, and others set forth under contract.

In 2010, 2,868 training and development events took place (courses and other events), out of which 2,659 were conducted internally, 179 externally in Brazil, and 30 abroad, with a total attendance of 33,747 COPEL employees and 167 workers from contractors. The annual average was 69.2 training hours per employee.

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In 2010 1,604 employees from different areas of the Company participated in training and development events on Sustainability, of whom 1,444 attended 50 internal events, and 160 attended external events, totaling approximately 15,066 hours, at a cost of R$ 0.38 million.

•         Salary Policy

COPEL’s policies concerning wages, performance recognition and incentive are based on a model structured upon two pillars: a fixed remuneration (compatible with the job market and the individual merit) and a variable remuneration (employee profit sharing or participation in results). COPEL and the Employee Commission for the Negotiation of Profit Sharing (CENPRL), a commission composed of elected employees and union representatives who are tasked with negotiating employee profit sharing, have made significant progress in their negotiations, establishing corporate goals, which were renegotiated in 2010. COPEL’s Career and Salary Plan, which is designed to reflect the Company’s occupational reality, serves as a reference for the fixed remuneration, to ensure the wages paid by the Company are compatible with market values and to enforce its salary policy. The ratio between the lowest salary paid by the Company as of December 31, 2010 (R$ 643.68) and the national minimum wage in effect on that date (R$ 510.00) was 1.26, and there wasn’t any significant discrepancy last year between women’s and men’s basic wages.

•         Benefits

In addition to the benefits mandated by labor laws, COPEL directly grants its employees the following ones: allowance for education, a vacation bonus, food allowance, allowance for day nursery, assistance to persons with special needs, and others made possible under an agreement between COPEL and Social Security (INSS). In addition, the COPEL Foundation (Fundação COPEL de Previdência e Assistência Social), sponsored by the Company, provides the following benefits: a private pension plan, additional to the pensions paid by Social Security, and a healthcare and dental assistance plan.

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•         Freedom of Association and Collective Bargaining

All employees are represented in their labor relations with the Company by independent labor unions, which, pursuant to the applicable Brazilian legislation, may be established according to employee category and territorial basis (municipality).

COPEL maintains a close relationship with all 18 unions that represent its employees: unions representing basic categories (power industry employees) and professional and/or specialized categories. Union representatives have free access to local managers and Company facilities to talk to employees, besides having a formal channel of communications with Human Resources.

•         Third-Party Employees

COPEL promotes an Environmental Awareness Program, whose goal is to promote changes in the behavior of workers engaged in the construction and renovation of the Company’s facilities, leading them to become more environmentally aware and responsible and to think about the environmental impacts of COPEL’s projects and about ways to minimize these impacts. In 2010, the Program covered 485 employees engaged in the construction of six transmission lines, four substations, and one small hydropower plant.

In 2010, the Company also conducted eight lectures on the subject “I take care of the environment", attended by 307 workers from contractors.

COPEL’s forest technicians conducted lectures attended by over 500 workers from contractors charged with vegetation trimming and land clearing, in order to educate them on the environmental procedures for these activities, touching on subjects as: COPEL’s rules for trimming and land clearing; rules for power connection in permanent environmental conservation areas and conservation units and their implications; and environmental legislation.

In all, COPEL conducted approximately 6,000 training hours on environmentally-related issues, with the attendance of over 1,300 workers from contractors.

•         Workplace Health and Safety

COPEL, in the context of specialized workplace safety engineering and workplace health service and of monitoring and control of occupational health, relies on specialized workplace health doctors, allocated to the main regions where the Company operates, on nurse teams, and on administrative support personnel. These professionals not only conduct legal and mandatory medical exams but also a series of preventive health programs.

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They also keep statistical track of levels and causes for sick leave and monitor proceedings before the Social Security Institute when extended sick leave is required, under a specific cooperation agreement with the institute.

Whenever an employee’s work ability is compromised, for whatever reason, these professionals conduct studies and required adjustments to ensure the safest and most adequate work conditions, together with a multidisciplinary team.

COPEL also supports workplace accident prevention committees and the Company's different departments with lectures on health issues, including courses on first aid, spreading information throughout its workforce and promoting better quality of life.

COPEL’s Quality of Life Program, implemented in 1998, aims to raise employees’ interest in the constant pursuit of better quality of life and to consolidate the actions annually conducted within the Company. In order to do so, the Company conducts several programs, including: the Health Promotion Program, comprising Personal Health Management; periodic medical exams; pension and healthcare benefits; a chemical addiction program; a program on absenteeism as an illness; the Give Life Preference Program; the Cherishing Life Program; the Risk Hunt Program; and the Safety Minute. In addition, COPEL offers complementary actions, such as the Healthy Eating Program (meals offered within the Company), the Health Week, vaccination campaigns, and health information at COPEL Online.

To improve social relations in the workplace, COPEL promotes social integration and support programs, the EletriCidadania Social Responsibility Program, and the spread and understanding of the Company's Code of Conduct. COPEL also promotes commemorative events on the Company’s anniversary, tributes to employees on the anniversary of their admission at COPEL, and messages on special dates (admission anniversary, birthday, profession day, and others).

To improve personal and family lifestyle improvements, COPEL offers the following educational activities: Retirement Preparation Program; Financial Management Program; Energy and Health Program (workplace workouts, physical conditioning, and stress-relief activities); COPEL Internal Olympics; SESI Olympics; and the Education-Allowance Program.

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Furthermore, the Company encourages volunteering and supports campaigns for the collection of winter clothing, donation of toys, toy repair shop, Christmas campaigns (collection of foodstuffs, toys, and clothing), and Christmas plays in several cities.

6.2.      Customers and the Community

Customers are represented through COPEL’s Customer Council, set up in November 1993, with the task of reviewing issues involving power supply, rates, and proper service to final customers and of submitting suggestions for the improvement of the Company's relations with its customers and with the community at large. The Council is composed of representatives of the residential, commercial, industrial, public agencies, and industrial categories, in addition to a representative of the State Coordination Office for Customer Protection and Defense (PROCON).

The Company’s website offers fast and easy browsing by all stakeholders, including those with visual impairment. Another feature is the online power consumption simulator, which allows users to assess the electricity expenses in their households or by individual appliance. Other online services are also available, such as information about programmed outages, a list of locations where bills may be paid, and online submission of public lighting maintenance requests, wherever public lighting is run by COPEL. COPEL’s online content is also available on mobile devices such as cellphones or PDAs.

•         Safe and Rational Use of Power

Public campaigns on the safe use of electric power to prevent accidents, which have been a constant concern for COPEL, have evolved in the past few years into a more sustainable action, incorporating concepts such as citizenship and environmental protection. The “Kit Escola” program is one of the main means of communication used for this purpose and comprises lectures given by safety technicians and 650 volunteers throughout Paraná.

Another effective means of conveying messages to the public about the safe use of electricity is the use of radio messages broadcast under a cooperation agreement with the Radio Broadcasting Association of Paraná, which has 240 broadcasting members. Each broadcaster runs eight messages a day, which amounts to 1,920 messages a day and 57,600 a month.

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COPEL’s annual Summer on the Beach campaigns and the annual National Electric Energy Safety Week also contribute to the spread of information in schools, civil construction firms, and public venues as squares, supermarkets, bus stations, and malls.

Following a pre-established annual schedule, the Company’s different regional divisions throughout the State hold lectures at companies, rural cooperatives, construction sites, associations, and to the community in general, and also participate in regional fairs and events.

Customers also receive messages on the safe use of power in their electricity bills and envelopes. Customers from rural areas receive an annual calendar for the submission of self meter readings which contains information about the safe use of power and other sustainability concepts.

•         Environmental Education

The goal of socio-environmental education towards sustainability is to encourage employees to reflect on and to raise their awareness about sustainability in the Company’s processes and activities and in day-to-day relations, focusing on the approach that each employee is an agent of change and is responsible for the changes we wish to accomplish at COPEL, in society, and in the world.

COPEL’s socio-environmental education towards sustainability is organized to fulfill the Company’s strategic frame of reference, through the Sustainability Reference Centers (CERES): educational venues located around COPEL’s projects for dialogue with the Company's internal audience, local communities, and socio-environmental organizations of civil society; and through the COPEL Network of Socio-Environmental Agents.

In 2010, in addition to the inauguration of the Regional Iguaçu Museum CERES, at the Gov. Ney Braga Power Plant, and the Araucárias CERES, in Faxinal do Céu, the following socio-environmental education activities were also conducted by COPEL: the first COPEL Seminar on Good Socio-Environmental Practices; guided tours, with educational activities, of the Iguaçu Regional Museum; and traveling exhibits focusing on socio-environmental education and cultural heritage recovery and conservation.

•         Community

Local Inclusive Sustainable Development (Desenvolvimento Local Inclusivo Sustentável or DLIS)

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COPEL’s actions in the field of Local Inclusive Sustainable Development allow the exchange of experiences and information between social agents and the community, encourage the engagement by the population since the pre-installation stage of a project, and also promote the establishment of local networks and institutional arrangements.

Through DLIS, COPEL develops in cooperation with the relevant communities projects and programs aimed at the improvement of infrastructure, education, and public services, in accordance with the priorities listed in the local development forums.

In 2010, COPEL’s main activities in the field of DLIS reached the towns of Ortigueira and Telêmaco Borba, within the area of influence of the Mauá Hydroelectric Power Plant.

State Unified Agenda Events

COPEL participates in the State Unified Agenda, which provides synergy and convergence to the actions of the participants and those of the State Government. Under the Unified Agenda, activities are promoted within the community on special dates, with the participation of COPEL employees who give lectures and distribute environmental education materials, rallying the workforce and the community to plant trees, distribute seedlings, restore waterside forests, clean rivers and lakes, and repopulate rivers with native fish. In 2010, the most important activities under the Agenda were those involving the School Agenda 21 in the town of Telêmaco Borba, the Iguaçu Park, and Vila Zumbi dos Palmares.

Relations with Traditional Communities

Native Brazilian Rights

COPEL monitors and oversees the socio-environmental diagnosis of the Apucaraninha Native Brazilian lands by service providers FADEC/UEM and FAUEL/UEL, participates in the meetings of their management committee, and monitors their agriculture commission and emergency agriculture program. In addition, it verifies compliance with the duties set forth in the settlement agreement proposed by the Public Prosecution Service regarding the Apucaraninha and Barão de Antonina Native Brazilian communities.

COPEL’s corporate-level Energy Efficiency Program has been applied to Native Brazilian lands throughout Paraná, relying on the support of the Company’s socio-environmental agents,

particularly as regards data collection and awareness of the program’s benefits.

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In 2010, COPEL also prepared the bidding process to procure an environmental diagnosis and a permanent conservation area recovery project to be implemented in the Barão de Antonina Native Brazilian lands.

As a means of reinforcing service in compliance with the rights of Native Brazilian communities, in 2010 COPEL conducted a study on the legal implications of the cooperation agreement between the Company and FUNAI (the National Native Brazilian Foundation), whose goal is to improve electricity supply to the Native Brazilian communities served by COPEL, by engaging Native Brazilian contact agents from the communities themselves, and to help raise awareness about the responsible and safe use of electricity and address issues with electricity bills, continuously improving COPEL's communication with these communities.

6.3.      Support to Public Policies

As a sponsor of the social and economic development of the State of Paraná, COPEL has historically supported and participated in several joint initiatives with government agencies, non-governmental organizations (NGOs), and other institutions aimed at the wide promotion of citizenship, particularly within communities in need.

One such important initiative is COPEL’s participation, since 2003, in the Food Security Council of Paraná (CONSEA/PR), a forum for dialogue and coordination between the State Government, civil society organizations, and the Federal Government, which plays a consulting role, proposing policies, programs, and activities that uphold the right to food as a core human right.

In 2010, CONSEA/PR’s actions were addressed at the following events: a 16-hour seminar on the Food Purchase Program (Programa de Aquisição de Alimentos or PAA), the July 31 regular meeting, the 16 hours of regular meetings on December 6 and 7, and the meetings with the Executive Board. The positive feedback and proposals from these events have been divulged and replicated in all actions by COPEL (training sessions, lectures, and other events) aimed at food security and promotion of sustainable organic production in small rural properties.

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•         Tax Incentives

COPEL has turned the practice of donations through tax incentives into a policy and invites partnering companies and suppliers to do the same. The Company maximizes the use of deductible funds in connection with Cultural Incentives (Rouanet Law), Sports Incentives, and the Child and Youth Rights Fund (FIA), based on annual estimates of the amounts of tax due.

In 2010, contributions under the Rouanet Law were made to projects duly approved by the Federal Ministry of Culture, amounting to R$ 4.9 million. The project that received the largest sum was the Annual Activities Plan of the Oscar Niemeyer Museum, with R$ 0.8 million.

The Company allocated R$ 1.2 million to projects under the FIA, and the largest single contribution was to the Child Recovery Support Center (CARI), in the amount of R$ 0.5 million.

Under the Sports Incentive Law, COPEL also donated R$ 1.0 million. The main donation was to a project called “The Pursuit of Excellence in Handball” (CERHAND), by the Maringá State University Foundation, in the amount of R$ 0.5 million.

6.4.      Corporate Projects and Programs

Literacy Program for Youngsters and Adults – “Luz das Letras”

In 2008, in cooperation with the State Education Department, COPEL concluded the new version of the Luz das Letras – Stage II literacy software, which is a tool designed to help youngsters, adults, and the elderly to learn to read and write, inspired by the theme “A Story to Tell”. It was fully implemented in the first half of 2009.

In 2010, the State Education Department indicated changes in the program or in its application model could be made in the near future, in compliance with the new education guidelines in the State. The new format and standard to be adopted by the State Government shall be settled in 2011.

São Bernardo Project

In 2010, COPEL conducted data collection and monitoring of the situation of the families who are irregularly occupying a Permanent Conservation Area (Área de Preservação Permanente or APP) under the responsibility of COPEL in the São Bernardo area, in the town of União da Vitória, State of Paraná. The Company prepared a diagnosis of the current situation, which underpinned the project to resettle, in cooperation with the government, the families of garbage collectors that occupy the area and live under constant risk of flooding. The following stage comprises the recovery of the waterside forests, which will be permanently protected by COPEL.

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The benefits of the project are:

•         Recovery of the waterside forest around COPEL's reservoir that comprises the urban perimeter of the town of União da Vitória;

•         Implementation of leisure areas where people can interact harmoniously with nature;

•         Engagement of local social agents in the implementation of activities and consequent improvement of the interaction between COPEL and the community.

The resettlement of these families will allow to COPEL to reclaim, recover, and protect the Permanent Conservation Area, in compliance with the law, and ensure better safety and health to them, since the area under constant risk of flooding is also at risk of spread of diseases.

Corporate Volunteering Program – EletriCidadania

In operation since 2001, this program allows employees to take up to four working hours a month to conduct social activities within their communities. In 2010, the EletriCidadania Corporate Volunteering Program recorded 1,136 hours of volunteer work by Company employees.

Some of the strategies adopted by the Company to strengthen the program and improve its quality include the training of volunteer groups, the Company’s support to the Social Seal Fair, in Ponta Grossa, the participation of volunteers in the First Seminar on Good Socio-Environmental Practices promoted by COPEL, and the conduction of the Charitable Christmas Campaign.

These actions resulted in tangible progress to the program, with a 44% increase in the number of volunteers, and particularly regarding the spread of the values of solidarity and respect, reinforcing the great potential of corporate volunteering, both in the lives of those who volunteer and in society, making it fairer, more ethical, and more sustainable.

As a way of encouraging the participation of employees, in 2010 COPEL held two Training Workshops, attended by 39 employees. With 16 hours of training, these workshops were designed to bring together concepts and values and to reflect on the act of volunteering, through a systematic approach and with the use of management tools.

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The workshops addressed the following issues: integration of volunteers; alignment of corporate values and the volunteering program; social responsibility and sustainability; Volunteer Work Law; success cases; Corporate Volunteering Program; mobilization and incentives to volunteering; systematization, evaluation, and monitoring of activities; organization of partnerships.

The projects receiving volunteer support include the following:

•         Social Timber Project;

•         Toy Repair Shop;

•         Tricopel;

•         Young Citizen Project;

•         Light at School Program;

•         Several different charity campaigns.

Program for the Promotion of Diversity

Launched in August 2007, this program is divided into different fronts which comprise people with disabilities and racial, ethnic, and gender groups within the Company's workforce. The disabilities front interacts directly with the Accessibility Group and aims to pursue solutions for the adaptation of the Company’s facilities, communications channels, and internal culture as far as people with disabilities of all kinds. All the activities conducted by these fronts focus on spreading a culture of diversity, corporate citizenship, and respect to human rights, with a focus on both internal and external audiences.

In the beginning of 2010, COPEL took part in the launch, in New York, of the gender initiative of the Global Compact, organized by the United Nations' Development Fund for Women (UNIFEM) and the International Labor Organization (ILO).

Corporate Accessibility Program

In 2010, COPEL made several adaptations to facilities, furniture, and equipment, in order to meet the requirements of accessibility, ergonomics, safety, health, and quality of life in the workplace for everybody. In addition, the Company acquired several pieces of software and assistive technology equipment, which promote the true professional inclusion of employees with disabilities.

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The Company has operated, since August 2010, a trial project for accessible customer service, through which hearing or speaking impaired customers who are familiar with the Brazilian Sign Language (LIBRAS) may use an electronic terminal designed for special service through video. Two call center employees trained in LIBRAS are charged with interacting with customers. COPEL has also included new features and made improvements to its website, in order to make it ever more accessible to visually-impaired customers.

Energy Universalization and the Luz para Todos Program

Law no. 10,438, dated April 26, 2002, addressed the universalization of electricity services and was later amended by Law no. 10,762, dated November 11, 2003. Decree no. 4,873, dated November 11, 2003, established the National Program for the Universalization of Electric Energy Use and Access, named “Luz para Todos” (“Light for Everyone”), which aims to provide electricity to the share of Brazil’s rural population focused on family agriculture, which does not yet have access to this public service. Priority of service is granted to current inhabitants of former fugitive slave camps and other racial minorities; rural settlements and native-Brazilian communities, through requests by the National Colonization and Rural Reform Institute (Instituto Nacional de Colonização e Reforma Agrária or INCRA) and the National Native Brazilian Foundation (Fundação Nacional do Índio or FUNAI), respectively.

COPEL remarkably fulfilled the Universalization Plan for urban areas in 2006 and the universalization of electricity in rural areas in 2010. In this period, approximately 72 thousand connections were made under the “Luz para Todos” Program, and another 6 thousand are estimated for 2011, to ensure supply to 100% of rural properties and the completion of the program.

National Efficient Public Lighting Program - Reluz

The Reluz Program is designed to promote the development of efficient public lighting systems, contributing to improved public safety conditions and better quality of life in Brazilian cities, as well as to the optimization of the power grid and the deferment of investments in power generation, transmission, and distribution.

The Program is run through financing agreements signed between COPEL and Eletrobrás and COPEL and municipalities. Eletrobrás provides up to 75% of project financing to the utilities, which in turn provide financing for works by the municipalities. Municipalities are required to provide a minimum of 25% of the cost of each project.

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In September 2010, COPEL concluded the upgrade of the Ponta Grossa public lighting system, which comprised:

•         Investment of R$ 2.7 million;

•         Upgrade of 27,220 public lighting points;

•         Estimated energy savings of 3,947 MWh/year;

•         Estimated reduction of peak demand of 901.25 KW.

Luz Legal Program

The Luz Legal Program is a socially-oriented program that has been implemented under a cooperation agreement signed by the Paraná State Government, the Housing Company of Paraná (Companhia de Habitação do Paraná or COHAPAR), and COPEL, with the goal of facilitating the installation of electric connections in single phase residential units built in squatting areas, offering improved living conditions, citizenship, and safety to hundreds of families that employ electricity in an irregular an unsafe manner.

COHAPAR is in charge of selecting the communities and families to be served under the Luz Legal Program and regularizing the occupation of the squatted areas, so that housing and urbanization programs may be implemented.

Night-Time Irrigation Program

This program has been implemented in cooperation with the State Agriculture and Food Supply Department, the Paraná Institute for Technical Assistance and Rural Extension (Instituto Paranaense de Assistência Técnica e Extensão Rural or EMATER), the State Environmental Department, and other government agencies, with the goal of promoting increased agricultural productivity through discounts off the energy used at night – which vary from 60 to 70% from 9:30 pm to 6 am – for the deployment of irrigation systems, thus resulting in increased incomes and better quality of life for the rural producers.

In 2010, 2,320 farmers benefited from the special irrigation rate.

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Night-Time Rural Rate Program

This program is aimed at encouraging agriculturalists throughout the State, classified as Group B rural customers, to use electricity between 9:30 pm and 6 am, with a 60% discount, thus reducing costs and increasing agricultural output in Paraná.

In 2010, 3,800 farmers benefited from the special night-time rate.

Luz Fraterna Program

This program has been implemented in cooperation with the State Government to provide full exemption from payment to low income residential and rural customers with monthly consumption up to 100 kWh, whose bills are paid by the State Government.

The total number of COPEL customers (monthly average) under the Luz Fraterna Program was 210,929 in 2010 and 223,313 in 2009.

Energy Efficiency Program (EEP)

COPEL conducts an annual Energy Efficiency Program, in compliance with its concession agreement and with Law no. 9,991/2000, applying funds in projects whose goal is to promote energy efficiency among end users of electricity.

Investment criteria and the types of eligible projects are established by ANEEL, and the projects involve residential, industrial, and commercial customers, in addition to public agencies, comprising activities aimed at improving the efficiency of the main uses of power, such as lighting, mechanical power, refrigeration, and air conditioning.

In 2010, the Company invested R$ 46.1 million in actions to improve energy efficiency in low income households, Native Brazilian communities, nonprofit hospitals, schools and public buildings, commercial establishments, traffic lights, and educational actions.

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Type	Investment (thousands of R$)	Energy Savings (MWh/year)	Reduction in Peak Demand (kW)
Residential - low income	36,095.8	20,485.17	11,430.82
Commercial	2,108.7	3,292.69	715.05
Government agencies	6,385.9	3,500.00	1,010.00
Energy management	1,288.8	- (1)	- (2)
Educational	269.1	- (1)	- (2)
Total	46,148.3	27,277.86	13,155.87
(1) Does not include ES calculation
(2) Does not include RPD calculation

6.5.      Environment

•         Socio-environmental management policy

In the field of corporate management models for sustainability, COPEL has striven to focus efforts on ensuring balanced economic, social, and environmental results to all stakeholders, as well as the sustainable development and growth of the Company.

In the past few years, the Company’s strategic focus has been placed on implementing this corporate management system for sustainability and on incorporating it into the Company’s corporate culture and everyday activities, thus upholding COPEL’s renewed commitment to the Global Compact, signed in 2001.

All projects, programs, and actions developed by the Company are guided by its Sustainability and Corporate Citizenship Policy, available at www.copel.com.

•         Environmental Impact Control

Integrated Management System

In order to implement its Integrated Management System (Sistema de Gestão Integrada or SGI), COPEL conducted an environmental diagnosis of some of its power plants. This activity resulted in an action plan covering the improvement opportunities detected as regards environmental issues. Another step taken in 2010 towards implementation of SGI was the Survey of Environmental Aspects and Impacts covering the activities of COPEL's power plants.

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This survey enabled COPEL to identify environmental interferences in all activities conducted in the Company’s power plants and to set action plans to carry out the best improvements surveyed. COPEL’s technicians have developed activities with the goal of proposing new forms of control with a view to minimizing environmental impacts and of recommending action plans.

Legal Timber

In 2010, COPEL defined procedures for the purchase of timber from native and exotic species and its byproducts, both in direct purchases and in the procurement of services from third-parties which employ timber, ensuring that the timber and its byproducts used by the Company originates in forest areas where logging is authorized and may be traced along the production chain.

Controls of the large-scale socio-environmental process

In order to ensure full compliance with the requirements of the Sarbanes-Oxley Act (SOX), particularly in light of a history of relevant weaknesses recorded in previous years in environmental issues, in August 2010 COPEL conducted a thorough review of all the documentation on socio-environmental issues and their internal controls, resulting in remediation plans to address any detected shortcomings and to ensure these controls become more consistent and adjusted to the Company's reality.

Thus, particularly as regards generation activities (Solid Waste Management - Mineral Coal Ashes and Atmospheric Emissions Management) and distribution activities (Regeneration of Insulating Mineral Oil and Temporary Housing of Equipment Containing Insulating Mineral Oil), the environmental approach to several issues has evolved, despite the previous focus on purely operational activities, contributing to the acknowledgement of the importance of the professionals involved and of their contributions to the process.

Management of Socio-Environmental Statements of Commitment, Statements of Changes in Conduct, Fines, and Notices

In order to fill the gaps detected in the Company’s internal controls, COPEL’s Chief Distribution Office created a report on environmental fines and notices.

In light of its importance as a management tool, and on account of the creation of the Chief Environmental and Corporate Citizenship Office, this report was expanded in scope and now incorporates not only the distribution area's environmental issues but also the inherent complexity of the socio-environmental demands on all of the Company's businesses and wholly-owned subsidiaries. It is now called Report on the Management of Socio-Environmental Statements of Commitment, Statements of Changes in Conduct, Fines and Notices.

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Socio-environmental management of the new projects

Implementation of the Basic Environmental Plan for the Mauá Hydroelectric Power Plant

The Basic Environmental Plan for the Mauá Hydroelectric Power Plant comprises 21 environmental programs and 13 subprograms, the development of which will allow the Company to prevent, mitigate, and compensate for the negative socio-environmental impacts caused by the construction of the facility and to increase and optimize its positive impacts.

In 2010, the Multidisciplinary Studies Group was implemented, under the coordination of Consórcio Energético Cruzeiro do Sul (CECS), with the participation of personnel in charge of environmental programs from the Public Prosecution Service and representatives from the environmental agencies (SEMA, IAP, and IBAMA), regional universities, NGOs, and the community. The goal of the group is to discuss and improve the environmental programs related to the project.

These programs have been conducted since 2010. One of the most important is the construction of the Forest Greenhouse, named "Horto das Caviúnas”, as a tribute to a tree species under threat of extinction and which is present in the area of the greenhouse and in the remaining forests around the reservoir. This greenhouse is permanent and will supply seedlings to the Waterside Forest Recovery Program under the Mauá Basic Environmental Plan and later will supply the recovery of degraded areas in regions where the Seasonal Semidecidual Forest exists in Paraná. Also noteworthy is the construction of the Forest Animal Triage Center, which is provisional and will support the rescue of fauna during the conduction of the Storage Basin Cleanup Program, scheduled for 2011.

Colíder Hydroelectric Power Plant

The Preliminary License for the Colíder Hydroelectric Power Plant was issued on December 1, 2009, by the Mato Grosso State Environmental Department (SEMA-MT), confirming its environmental feasibility, after review and discussion of the respective Environmental Impact Study.

The requirement for the Installation License was filed on November 10, 2010, together with the Basic Environmental Plan, comprising 32 programs and 29 socio-environmental subprograms. The implementation of these programs is aimed at mitigating and/or compensating for the negative socio-environmental impacts caused by the construction of the facility.

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Cavernoso II SHP

The Environmental Impact Study and the Environmental Impact Report on the Cavernoso II SHP was procured by COPEL and filed at the Paraná Environmental Study (IAP) on May 2, 2006, in order to obtain the Preliminary License for the project. On account of IAP Ordinance no. 120/04, SEMA Resolution no. 033/08, and IAP Ordinance no. 154/08, the environmental licensing of this facility was halted until July 2009. It was resumed by COPEL in December 2009, and IAP issued the preliminary license on July 12, 2010.

The requirement for the Installation License was filed on October 5, 2010, together with the Basic Environmental Plan, comprising 16 programs aimed at mitigating and compensating for the negative socio-environmental impacts caused by the construction of the facility.

Cascavel West—Foz do Iguaçu 525-kV Transmission Line

The Installation License for this transmission line was issued on August 22, 2010. The Basic Environmental Plan for the line comprises eight environmental programs, the development of which will allow the Company to prevent, mitigate, and compensate for the negative socio-environmental impacts caused by the construction of the line and to increase and optimize its positive impacts.

In November 2010, the first of three meetings under the Environmental Awareness Program was held with the attendance of the workers charged with building the line. Activities were conducted on the contractor's site in Medianeira, addressing, in particular, waste management, conservation of fauna and flora, protection of water and natural resources, and environmental pollution, and introducing measures to be adopted to minimize the project’s interference in the environment.

Araraquara II – Taubaté 525-kV Transmission Line

COPEL is requesting environmental licensing for the Araraquara II – Taubaté 525-kV Transmission Line to the São Paulo State environmental agency (Cetesb). The Work Plan was prepared and filed before Cetesb, which, upon review, will issue a Term of Reference for the preparation of socio-environmental studies. Furthermore, the agency is monitoring the development of the routing of the line, which has incorporated environmental issues. Once the route is completed and the properties affected are identified, the Environmental Impact Study will be conducted, by Ambiotech Consultoria.

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Cerquilho III 230/138-kV Substation

Licensing for this project is currently under way at Cetesb. Once the land for the substation is chosen and acquired, the socio-environmental study for the Cerquilho substation will begin, as instructed by Cetesb. This study will be a Simplified Environmental Study.

Monitoring of hydroelectric power plant reservoirs

In 2010, COPEL set up a commission to coordinate reservoir management. This commission comprises representatives from the Company’s socio-environmental, landowning, operation and maintenance, and corporate safety departments. The group has worked on the development of a management plan, procedures, guidelines for addressing issues in reservoirs, indicators, and the organization of local management commissions. Its goal is to identify issues and raise awareness, as well as to seek solutions for the different issues that may arise in reservoirs and their surroundings.

Socio-Environmental Management of Reservoirs

This program aims to improve the quality and availability of water in COPEL’s reservoirs through the management of reservoir information and the management of microbasins. Through this program, COPEL has participated in the Integrated Microbasin Environmental Management Program (PGAIM), developed by the State Government, to promote improved quality and availability of water, and in the National Program for the Training of Municipal Environmental Managers in Paraná, which has mobilized municipal managers throughout the State. Among the chosen microbasins in the State of Paraná, COPEL has focused on the microbasins in the cities of Ortigueira, Telêmaco Borba, Luiziana, Campo Mourão, and Cruz Machado.

COPEL coordinates the development of the Socio-Environmental Geographic Information System (SIG-SAM), a geoprocessing tool developed in cooperation with other entities to manage microbasins and which has been made available online free of charge.

Control of the water quality in reservoirs

In order to better understand the phenomena related to reservoir dynamics and support the necessary measures to maintain water quality and ensure its multiple uses, in addition to complying with the legal requirements imposed as of the renewal of operation licenses, COPEL conducts quarterly monitoring of the water in its reservoirs through the collection and analysis of water samples upstream, downstream and in the reservoirs of power plants themselves. The samples are sent to certified labs for physical, chemical, microbiological, and phytoplankton analyses and temperature and dissolved oxygen profiles. The collected data is used in the preparation of reports on the quality of water in reservoirs. These reports are submitted annually to the environmental agency.

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Waterside Forest Program

In 2009, 102,371 seedlings were planted in an area of 80 hectares surrounding the reservoirs of the following power plants: GPS; GNB; Jordão River Diversion; and GJR.

Also during the year, COPEL carried on the activities of the Forest Cooperation Project, which aims to recover waterside areas owned by third-parties around COPEL’s reservoirs and their direct affluents. At the GNB and GJR power plants, COPEL built 11.5 km of fencing around the perimeter of the reservoirs to protect the Permanent Conservation Area from cattle transit and stomping and to allow for the area’s environmental recovery.

Reservoir Repopulation Program

One of the most important environmental activities conducted by the Company, this program aims to ensure the equilibrium of ecosystems through the repopulation of reservoirs with native fish species, some of which are endangered, such as the "surubim do Iguaçu”, the largest fish species in the Iguaçu River. The need to conduct studies on the reproductive behavior and the biology of migrant species of fish in their natural habitats after the construction of dams and the establishment of procedures for the repopulation of reservoirs have been constant concerns at COPEL.

In 2010, COPEL’s production of fry of native species reached 1,034,000, which is twice the production recorded in 2009. Repopulation was conducted in 17 reservoirs, where 395,000 fry of native species from each respective basin were released. The remaining 639 thousand fry were donated to SANEPAR and to municipalities for use in environmental education programs and River Day events.

Another activity conducted by the technicians of COPEL’s Experimental Ichthyological Station is the rescue of fish trapped inside turbines, in floodgates, and in maintenance works at small hydropower units. In 2010, they rescued 1,441 fish, of which 1,358 were alive and were immediately released downstream from the facilities.

Research conducted in 2010 at the Station led to the cryopreservation of the semen of “Surubim do Iguaçu” (Steindachneridion melanodermatum) and full mastery of the controlled reproduction of

"Lambaris do rabo-vermelho" (Astyanax sp B), both of which are native species of the Iguaçu River. The “Surubim do Iguaçu” species is present in the more downstream stretches of the river, and the largest specimens reach between 12 to 15 kg in their natural habitat. The "Lambari do rabo-vermelho” species is the largest species of “Lambari”  in the Iguaçu River. Also in 2010, COPEL signed the installation letter for the construction of an Experimental Ichthyological Station at the Mauá Hydroelectric Power Plant. Its goal is to conduct research, breeding, and release of fish species that are native to the Tibagi River. It is scheduled to start breeding fish in 2012.

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Program for the monitoring and control of algae in affected reservoirs

Eutrophication is the excessive concentration of nutrients in a body of water. It is an environmental problem, caused mostly by large sewage discharges in collection basins and by fertilizers, manure, and pest control chemicals carried by rain into basins.

In 2010, in addition to monitoring five points by taking bimonthly samples, other measures were taken by COPEL in order to assess the nutrient loads reaching its reservoirs. Studies in association with the Institute of Technology for Development (LACTEC) and the International Institute of Ecology and Environmental Management Association (AIIEGA) are aimed at estimating the sources of the largest loads of nutrients, in order to direct measures towards minimizing the issue.

At the Mauá Hydroelectric Power Plant, COPEL has monitored algae at eight stations, with monthly collection of samples. COPEL is working in cooperation with other institutions, such as: SANEPAR, EMATER, State Agriculture Department, and others, in order to promote actions towards the improvement of the environmental quality in the Mauá river basin and the mitigation of the possibility of eutrophication in the future reservoir.

Control of Exotic Invading Species

In 2010, COPEL conducted the following activities: Eradication of Pinus at the GPS HPP; control of "Alfeneiro" (Ligustrum lucidum and Ligustrum japonicum), “Nêspera”  (Eryobothria japonica) and Pinus at the GBM HPPP; control of lemon trees (Citrus lemon) at the GJR HPP. COPEL also conducted a survey of exotic invading species in the housing settlements at the GBM HPP for future removal and is currently preparing a contract for the control of Pinus at the São Jorge HPP, an area of natural grasslands (steppes).

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In 2011, COPEL is scheduled to conduct a diagnosis for the implementation of a trial project of control of macrophytes in the GJR HPP reservoir and of invading plant species in the Vossoroca reservoir.

Sustainable management of the vegetation under transmission lines

In 2010, COPEL implemented five transmission line projects, four of which are predominantly rural or mixed, crossing environmental preservation areas. Environmental impacts are mitigated through several different actions, from the design stage all the way to the construction stage. The routing of each line is laid out preferably through rural areas, pastures, grasslands or other vegetation of lower preservation priority, even though it might result in additional costs by the inclusion of successive vortices and higher towers. When it is impossible to prevent a transmission line from crossing small areas of forest, the forest inventory conducted during the topographical assessment stage provides the basis for mitigation. At this stage, higher towers may be chosen in order to allow cables to hang over the vegetation and minimize interferences. The towers inserted in preservation areas occupy a minimum area corresponding to their base plus a surrounding area required for construction and maintenance.

Social-Environmental Urban Forestation Program

COPEL seeks to encourage a more professional approach to urban vegetation management in municipalities, continuously investing in training and qualification of managers and municipal civil servants, through courses, meetings, and the publication of technical materials.

In 2010, COPEL concluded the first stage of the "Urban Forestation - The Right Tree in the Right Place" course, offered since 2007 in cooperation with the State Urban Development Department (SEDU) and the Environmental Institute of Paraná (IAP). Under this project, 653 civil servants from 246 municipalities throughout COPEL's concession area were trained, in 12 editions of the course. The four courses offered in 2010 were attended by 195 municipal civil servants from 88 municipalities.

Power Distribution Grid Technologies

The most significant socio-environmental impacts from power distribution grids are: the risks of accidents involving third-parties, conflicts with urban vegetation, and visual pollution. To mitigate these impacts in areas with dense vegetation or in rural areas with vegetation protected by law, COPEL adopts alternative technologies instead of conventional overhead grids, such as shielded compact-design grids, isolated secondary grids, insulated grids, and underground grids.

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Shielded Compact-Design Distribution Lines and Isolated Secondary Distribution Lines

Shielded Compact-Design Distribution Lines (Redes de Distribuição Compacta Protegida or RDCs) minimize the area of interference with vegetation and the need for tree trimming.

The Isolated Secondary Distribution Lines (Redes de Distribuição Secundária Isolada or RSIs) may be placed closer to tree branches, with no risk of outage in the event of occasional and temporary contact between the lines and the branches.

RDCs and RSIs represent 79.2% and 9.7% of all distribution lines built in 2010 in urban and rural areas, respectively.

Underground Grids

In 2010, COPEL concluded the implementation of underground grids in the New Downtown Area of Maringá, with length of 3 km, and in the outputs of the Xaxim, Santa Felicidade, and Campina do Siqueira substations in Curitiba and the Jardim Bandeirantes substation in Londrina, with total length of 17 km.

COPEL currently relies on approximately 100 km of medium voltage and 206 km of low voltage underground grids and on 2.000 inspection boxes and wells. Many sections are currently being implemented (projects, studies, and construction), such as: the Iguaçu National Park grid (13 km) and the grid to supply coastal communities in Paraná (35 km).

COPEL, in cooperation with designers, entrepreneurs, and suppliers, has also studied and offered underground grids within residential complexes.

Insulated Grids

Another technology that has been studied by COPEL is that of overhead insulated grids. The technology of insulated cables allow permanent contact with vegetation. This kind of grid almost eliminates the need to trim the vegetation surrounding it.

Replacement of insulating mineral oil with vegetable oil

COPEL has conducted studies and research on power distribution transformers and switches by gradually implementing equipment that is insulated with insulating vegetable oil, as shown below:

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•         Foz do Iguaçu - 21 15-kV/ 500-kVA transformers in underground grids;

•         Cascavel – 17 15-kV/112.5-kVA transformers in the overhead grids surrounding the municipal lake;

•         Cascavel – 5 15-kV/75-kVA transformers in the overhead grids in Tarquínio Park;

•         Maringá - 18 15-kV/ 112.5-kVA transformers in underground grids;

•         Curitiba – 3 34.5-kV/400-kVA voltage regulators;

•         Curitiba – 2 15-kV/75-kVA transformers in the overhead grids in the Company’s Central Inventory Building;

•         Cascavel - 4 switches at voltages of 15 and 34.5 kV in substations.

In May 2010, in order to carry on these studies, COPEL installed a 15-kV and 75-kVA power distribution transformer insulated by Crambe abyssinica vegetable oil at the PHS substation, operating as an auxiliary transformer feeding the entire AC system of the substation.

In October 2010, 12 new underground transformers, rated 500 kVA, 13.8kV-220/127V and insulated with vegetable oil, were installed in the New Downtown Area of Maringá.

•         Management of Natural Resources

Materials

COPEL’s actions towards the purchase of materials are directly connected and aligned to its Sustainability and Corporate Citizenship Policy. Suppliers are identified and classified, considering as criteria the technical, legal, tax compliance, and social and environmental responsibility aspects as well as economic-financial aspects, which helps ensure the availability of supply in the long run.

COPEL develops its materials and equipment suppliers through industrial evaluations and testing and approval of materials. In industrial evaluations, which are part of the supplier registration process since 1985, COPEL’s staff conducts the process suggesting opportunities for improvement of suppliers’ facilities and procedures, thus establishing a cycle of improvement which allows them to develop and increase output and contributes to the sustainability of supply chains.

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Recycling and reuse of materials

Since 2005, COPEL has recycled aluminum wiring waste from the power grids. This alternative is the most adequate from a technical, economic, environmental, and social standpoint, since this waste is not reused as wiring, but instead reprocessed, yielding raw material for the production of new wiring. In 2010, COPEL processed 246 tons of aluminum wiring waste, which resulted in 170 kilometers of insulated wiring and 75 tons of bare wiring.

Transformers removed from the power grids are technically evaluated and sorted to determine which ones may be refurbished. Refurbished transformers are reincorporated into the Company's inventories. In 2010, the Company refurbished 7,040 single-phase and triple-phase transformers, of which 3,008 were refurbished in-house and 4,032 by third-parties.

Another recycling initiative by COPEL is the refurbishment of damaged power meters removed from customers’ properties. Small repairs are done in-house, while devices which require more extensive repairs and part replacements are sent to specialized repair shops. In the next stage, the meters are sent to the testing facility authorized by the National Metrology, Normalization, and Industrial Quality Institute (Instituto Nacional de Metrologia, Normalização e Qualidade Industrial or INMETRO) within COPEL, where metrological tests and technical inspections are conducted before the meters are allowed to be reused. In 2010, 120.000 meters were refurbished.

Use of Paper and Plastic

In 2009, COPEL implemented the use of recycled paper throughout the Company, reflecting cultural changes, effective participation, and engagement by employees. In 2010, approximately 63.5 million sheets of paper were used. Out of this total, about 80% were recycled, with 62% increase over 2009. On the other hand, total paper consumption fell 35% compared to 2009, mostly on account of the self-enveloping bills, which were implemented in the second half of 2010. Self-enveloping bills represented a reduction of approximately 3,000,000 envelopes a month.

In November 2010, COPEL started a project in one of its facilities (“Polo km3”), where 2,000 employees work, to replace plastic cups with porcelain cups and glassware, in order to reduce waste. This initiative had positive results, with a reduction in the use of plastic cups in the amount of approximately 215,000 units a month.

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Water Consumption

COPEL’s power plants, except for the Araucária Gas-Fueled Thermal Power Plant, employ water from superficial bodies of water for cooling in an open circuit, without any recirculation. Water reuse reached 4.4% in 2010. COPEL does not recycle the water used in its administrative facilities.

In 2010, the building of the Northern Transmission Unit (UTNOR) in Londrina was adapted to collect rainwater for activities which do not require treated water. This initiative has already resulted in savings of approximately 1,000 m³ of water. Other three offices in the Ponta Grossa region have also installed a rainwater collection and storage system: Telêmaco Borba, Castro, and Jaguariaíva.

In 2010, consumption of water from the public water supply network reached 163,228 m³, a figure 6.3% higher than in 2009 – 153,597 m³.

Power

COPEL’s own power consumption refers to the power required for the operation of its administrative facilities and substation support facilities. COPEL consumed 24,748 MWh in 2010. Average consumption per employee was 2,778.0 kWh in 2010 and 2,690.6 kWh in 2009.

COPEL has two power plants which run on non-renewable fuels: The Figueira thermal facility, which runs on mineral coals, and the Araucária thermal facility, which runs on natural gas in a combined cycle system.

The table below features information about the consumption of non-renewable fuels by these facilities:

Power Plant	Primary energy source	2010	2009
Figueira Thermal Power Plant	Mineral coal (t)	80,312	80,216
	Mineral coal (GJ)	2.09 x 10[6]	2.01 x 10[6]
Araucária Thermal Power Plant	Natural gas (m³)	273,056,374	195,644,368
	Natural gas (GJ)	10.65 x 10[6]	7.69 x 10[6]

The energy generated by the Araucária Thermal Power Plant is sold in full, thus it is not considered energy consumed by the Company.

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•         Emissions, Effluents, and Waste

Emissions

Initiatives for the reduction of emissions of greenhouse gases

In 2010, COPEL carried out the following activities:

•         Preparation and publication on COPEL’s website of the second corporate inventory of greenhouse gases, in compliance with the initial definitions of the Brazilian GHG Protocol Program, for year 2009;

•         Publication of data in the Carbon Disclosure Project - CDP, reporting on the Company's emissions and issuing an opinion;

•         Participation, in association with other power sector companies, in an R&D project aimed at defining a methodology for the measurement of greenhouse gas emissions by power plant reservoirs;

•         An R&D project in cooperation with LACTEC for the measurement of greenhouse gas emissions in the storage basin of the Mauá HPP reservoir, in the reservoir formation stage, i.e., before, during, and after it is filled. The project has been approved, and the stages of study, modeling, and lab tests have already yielded results. This research will offer the power sector and COPEL an analysis of the formation of greenhouse gases in the formation of reservoirs, giving answers to the questions raised in the last few years about the amount of emissions caused by reservoirs;

•         Engagement of a consulting firm for the preparation of a CDM project in connection with the Mauá Power Plant, in order to review and qualify the facility for carbon credits;

•         Conduction of a study on climate change by the MaxGaia Institute, to collect information from publications addressing issues related to climate change, the power sector, and Southern Brazil, in order to evaluate existing scenarios for the Company’s business areas.

In 2011, COPEL will continue to prepare its corporate inventory of greenhouse gases, in compliance with the definitions of the Brazilian GHG Protocol Program, compiling data from 2010.

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Emissions of sulfur and nitrogen oxides

Nitrogen Oxides (NOx) and Sulfur Dioxide (SO2) emissions by the Figueira and Araucária Thermal Power Plants (fixed sources) are shown below: These amounts have been obtained through on-site analyses and are reported to the Environmental Institute of Paraná – IAP.

Atmospheric emissions (in tons)	2010	2009

NOx - nitrogen oxides	141	414
SO2 - sulfur dioxide	1,822	3,808

Emissions of particulate materials from fixed sources take place in the Figueira Thermal Power Plant and are monitored semiannually. In 2010, the volume was 26.47 tons.

Effluents

In 2010, COPEL started work on the upgrades of the Effluent Treatment Stations at the Company's power plants. COPEL periodically analyzes the quality of water upstream and downstream of its facilities, as a means of control.

Waste

In 2010, the most important activities under COPEL’s Corporate Waste Management Program were:

•         Updating of COPEL’s internal guidelines for the management of PCB (askarel) materials and waste, establishing rules and procedures for handling, packaging, storage, transport, and final disposal of insulating liquids, materials, equipment, and containers containing askarel or that have been in contact with this substance;

•         Preparation and publication of internal guidelines establishing procedures for the ground transport of products, waste, and fixed and mobile equipment containing hazardous substances, as well as procedures for containment, collection, and disposal of hazardous substances from accidental leaks and spills onto vehicles;

•         Preparation of internal guidelines for the environmentally adequate handling of the following types of waste: lead-acid batteries; fluorescent bulbs; materials containing asbestos; depleted batteries; tires; civil construction and demolition waste; and radioactive waste;

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•         Preparation, implementation, and monitoring of Solid Waste Management Plans for COPEL’s “Polo Administrativo km3” facility, the Electromechanical Maintenance Shop in Maringá, and the Insulating Oil Regeneration Plant (UTROL), in Cascavel. COPEL is scheduled to develop Solid Waste Management Plans for another 47 facilities, including power plants, small hydropower plants, administrative facilities, offices, substations, and maintenance shops. The Company will also review the Health Services Waste Management Plans;

•         Diagnosis of the conditions of the storage and handling structures for chemical waste, equipment, and products (Class I Hazardous Waste Storage, Class II Non-Hazardous Waste Area, Insulating Mineral Oil Equipment Storage Area, and Chemical Products Storage Area) in COPEL’s Curitiba, Ponta Grossa, Cascavel, Londrina, and Maringá facilities. These diagnoses have resulted in action plans, which shall be implemented in order to correct any identified gaps in compliance;

•         Development of labels for transport and emergency forms for chemical products handled within the Company;

•           Participation, for the third consecutive time, in the Brazilian Environmental Recycling, Preservation, and Technology Fair – “Reciclação”.

Class I hazardous waste generated by the Company is disposed of through properly trained and licensed companies. The Company conducts inspections in the companies that handle critical waste to ensure full compliance with contractual requirements and the applicable social and environmental legislation.

The following table features information about the treatment and final disposal of hazardous waste generated by the Company:

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		Amount
Waste	Unit	2010	2009	2008	Method of treatment / final disposal	Cost (thousands of R$)
Askarel	t	12.8	-	-	decontamination and recycling of equipment impermeable metal housings. Incineration of oil and contaminated permeable solids	160.2
Insulating mineral oil	l	259,958.0	201,770.0	270,687.0	regeneration	53.5
Waste contaminated with oils and solvents	t	38.5	21.3	30.5	co-processing in cement industry ovens	19.7
Cloth contaminated with oils and solvents	un	49,800.0	56,160.0	50,880.0	recycling after industrial cleansing	41.4
Soil contamined with oils	m3	8.0	-	-	Class I industrial landfill	15.0
Fluorescent bulbs (mercury vapor and mixed)	un	182,272.0	-	234,329.0	removal of mercury and recycling	82.0
Asbestos tiles	t	54.4	-	-	Class I industrial landfill	21.7
Chlorogenic acids	kg	30.0	-	-	Class I industrial landfill

Biodiversity Management Program

The Biodiversity Management program comprises the following strategies: a) to use the potential of well preserved natural areas belonging to the Company and which are not permanent preservation or legal reserve areas, for later transformation into conservation units, more specifically private natural wealth reservations; b) to promote the environmental recovery of natural areas belonging to the Company, representative of the different vegetation and geographic regions of the State and located in administrative and operational areas, and the preservation of biodiversity in the river basins that feed COPEL’s reservoirs; c) to implement actions that contribute to the development of biodiversity corridors in Paraná; d) to encourage the construction and maintenance departments of the Company to adopt methods which minimize impacts on biodiversity in their projects; and e) to promote synergy with existing corporate programs.

One of the projects carried out by the Company is the recovery of biodiversity in degraded areas. The majority of work to recover degraded areas is concentrated in the construction sites of COPEL's hydroelectric power plants, old areas that were occupied by civil structures during the construction stage. Ultimately, the goal is to restore the ecosystems, so they can return to their original condition. Along transmission lines, the Company promotes restoration of vegetation with hydroseeding, to recover bare soil and prevent erosion.

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In order to do so, COPEL cultivates species of trees and bushes in its Forest Greenhouses. In 2010, the Company produced 201,712 seedlings. In order to meet the demand for seedlings throughout the State, taking into account the need for local seeds to ensure the genetic viability of each ecosystem, COPEL created in 2010 two new greenhouses for seedlings (totaling six), thus comprising all phytogeographic regions of the State of Paraná.

In 2010, the Faxinal do Céu Greenhouse was elevated to the category of Botanical Garden on account of its landscape features and ex-situ conservation of different species.

Program for the creation of conservation units

COPEL owns several areas that are highly preserved in different biomes. These include: 10,000 hectares in the Paraná Coastal Mountain Range – Dense Ombrophilous Forest; 500 hectares in the Mixed Ombrophilous Forest; 100 hectares in the Grass/Wooded Steppe or “Campos Gerais”; 120 hectares in swamplands (humid areas); and 120 hectares in the Seasonal Semi-Deciduous Forest. The Conservation Unit Workgroup, composed of COPEL and IAP (the State Environmental Institute) experts, has studied these areas and proposed the transformation of 5,838 hectares into a Private Natural Wealth Reserve, in the Dense Ombrophilous Forest, in the Paraná Coastal Mountain Range.

In July 2009, the proposal was approved by the Board of Officers of COPEL, and in October the relevant documentation was submitted to review and approval by ANEEL before work could be carried on. In 2010, COPEL had technical meetings with ANEEL, to provide complementary information and documentation.

Muriqui Project

The Muriqui Project aims to protect the muriquis (Brachyteles arachnoides) living in an area under the Bateias - Jaguariaíva transmission line, in the town of Castro, Paraná. These muriquis, found during the construction of the line, are the first ever recorded in the State of Paraná and are specimens of a species of primates which is nationally and internationally recognized as endangered. The research to be conducted under the Muriqui Project will underpin actions to ensure the protection of their species.

Dunes and Shoals Project

Coordinated by the State Environment and Water Resources Department (SEMA) and IAP (the State Environmental Institute), this project also relies on the active participation of COPEL. The shoals in coastal Paraná are considered a Permanent Preservation Area, which ensures the protection of the coast. In 2009, COPEL, the State Environment and Water Resources Department, and the State Environmental Police Battalion signed a letter of intent to donate to the surf associations which conceived the project 5.1 thousand pine wood pickets from COPEL to isolate shoal and dune formation areas.

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The pickets were placed in 2010, and now the coastal areas in the towns of Guaratuba, Pontal do Paraná, and Matinhos have their shoals protected against the circulation of vehicles, and their environment has real possibilities of recovery.

Control of endangered species at the Mauá Hydroelectric Power Plant

The Mauá HPP and its reservoir will comprise a total area of 9 thousand hectares, of which 3 thousand are currently covered by forests at different stages of development. The survey of vegetation conducted during the Environmental Impact Studies and Report and the forest inventory for removal have identified the presence of four species listed as endangered by IBAMA (the Brazilian Environmental Institute) (federal list) and 20 species listed as endangered by IAP (state list), of which three are listed as “at risk” and 17 as “rare”.

Currently, the Mauá HPP greenhouse is breeding seedlings of 33 species, six of which are listed as endangered by IAP.

●    Renewable Energy Sources

The search for renewable energy sources is one of the most important issues of our times. Aware of this new frontier of opportunities and of the need to diversify its energy sources, COPEL has taken on the challenge of studying and searching for business opportunities involving energy sources that are harmless to the environment, renewable, non-pollutant, and profitable, while fostering the development of society. Projects currently in development include:

Survey of competitive wind power potential

Electricity generation through wind power has become a strategic action for COPEL’s future, particularly on account of Brazil’s huge wind power potential.

In 2010, COPEL acquired microscale software and conducted the respective training of personnel, which has already allowed the Company to reproduce studies conducted by third-party consultants.

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Meanwhile, the Company started the implementation of a climate research software, which comprises the acquisition of a high-performance computer system, personnel training, and engagement of technical support for the use of this software.

Partnerships in wind power projects

In order to find opportunities and consolidate partnerships in competitive wind power projects with energy sale agreements, COPEL has published a public invitation for the submission of projects. The submitted projects have been reviewed, and those selected were subject to confidentiality agreements and are currently under negotiation. In 2010, COPEL conducted an evaluation of the possibilites of supplying free customers through wind power projects.

Photovoltaic power

In 2010, COPEL, under a partnership with the Federal University of Paraná (UFPR), the State Midwestern University (UNICENTRO), the State University of Ponta Grossa (UEPG), and the São Paulo University (USP), started the development of a research and development and innovation (R&D+I ANEEL) project aimed at improving the efficiency of photovoltaic panels and batteries, through the development of new materials and new technologies.

Microalgae project

In October 2009, COPEL, the Agronomy Institute of Paraná (IAPAR), and the Foundation for the Support of Agribusiness Research and Development (FAPEAGRO) signed a technical and scientific cooperation agreement for an R&D project named “Development of Technologies for the Production of Microalgae as a Source of Oil for the Production of Biofuels and the Use of Coproducts”.

The project was launched in January 2010, with the implementation of research facilities at IAPAR and the beginning of research. The main activities conducted during the period were: inauguration of the microalgae laboratory; research, development, and construction of a benchtop photobioreactor; collection of 102 natives species of algae in lakes and sewers in the region of Londrina; identification and cataloguing of 72 native species; acquisition, cultivation, and studies on 8 strains from the University of Texas; research, development, and preparation of a cultivation map for microalgae in Paraná; the first Microalgae Project Workshop in Londrina; and discovery of a native species in the effluents from swine farms.

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Production of biogas from microalgae

This project comprises the production of biogas through the anaerobic biodigestion of microalgae biomass found in the reservoirs of the Foz do Areia and Alagados power plants.

In January 2010, COPEL started monitoring bodies of water in order to verify the presence of microalgae. Even though the Company did not detect levels of microalgae that could meet the minimum demand for project feasibility, in April it conducted the first collection of microalgae samples from the reservoirs under study, in order to cultivate them in the laboratory. Results, however, were not satisfactory. COPEL thus continues to monitor the reservoirs of the facilities under study, and the conduction of the project is depending on the proliferation of the microalgae.

Electric vehicles

In October 2010, COPEL launched the first electric taxicab in Brazil. It also inaugurated its first vehicle power station, containing equipment to recharge the vehicle's batteries, in the Afonso Pena Airport's arrivals area. The electric taxicab will be available to passengers arriving at the Afonso Pena Airport, in São José dos Pinhais, in the Curitiba Metropolitan Area. This project was the result of a cooperation agreement signed by COPEL and Infraero, the São José dos Pinhais Municipal Government, and the Aerotáxi Cooperative. COPEL has chosen to use the vehicle as a taxicab to allow it to start studies on the impact this technology will have on the power system once the use of this type of vehicle becomes widespread.

Public policies & renewable energy sources project

This project, launched in February 2010, is based on the fact that most renewable energy projects rely on public and corporate policies that foster them, ensuring their economic-financial feasibility.

Developed under a partnership with the Paraná Technical Federal University (UTFPR), the Federal University of Paraná (UFPR), the Economic and Social Development Institute of Paraná (IPARDES), the Paraná Agronomy Institute (IAPAR), and the Brazilian Society for Energy Planning (SBPE), the project aims to: research and propose public and corporate policies for the development of renewable energy sources and research the public policies implemented in the countries of the Organization for Economic Cooperation and Development (OECD) and the BRIC (Brazil, Russia, India, and China), to identify development opportunities for the State of Paraná and new business opportunities for COPEL.

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In 2010, these research activities resulted in the organization of the First Workshop on Public Policies and Renewable Energy, held at COPEL with lectures by experts and the attendance of researchers from the partner institutions. It also resulted in the publication of the scientific book titled "Research Dossier: renewable energy sources", with 13 articles by 48 researchers on studies in the area of renewable energy.

Survey on the Consumption of Energy Materials (Pesquisa de Consumo de Energéticos or PCE)

This project comprises a research methodology for the industrial and commercial sectors, available at www.copel.com/pce, whose goals is to update its database on the consumption of fuels and biomass, which support the energy planning and the assessment of the State's biomass potential.

COPEL has, over a period of 20 years, monitored through surveys the industrial consumption of energy materials in Paraná, with the goal of keeping an updated database for its energy planning studies. The database is designed to store information on consumers of energy materials, including general information, features of the equipment for final use (boilers, ovens, heaters, and others), and, most importantly, information on consumption, over a period of four years plus a forecast for the next four years. This data is an important source for the development of the "Paraná Energy Balance Sheet", the "Consumption Profile of Paraná Industries", the "2030 Paraná Energy Plan", and other reports used by the planning area. Likewise, the biomass database contains information about the availability of waste generated in the State and supports studies on the biomass potential for new projects, with visualization in georeferenced maps.

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7.    SOCIAL BALANCE SHEET

	ANNUAL SOCIAL BALANCE SHEET
	As of December 31, 2010 and 2009
	(In thousands of reais, except where otherwise indicated)

				Consolidated
			2010		2009

	1 - BASIS FOR CALCULATION
N. 30	Net Revenues - NR	6,901,113		6,250,140

	2 - INTERNAL SOCIAL INDICATORS		% of NR		% of NR

N. 31.3	Senior management compensation	8,922	0.1	8,496	0.1
	Payroll	560,267	8.1	528,962	8.5
	Meal assistance (meal tickets and others)	81,852	1.2	67,955	1.1
N. 31.3	Mandatory social charges	188,001	2.7	173,089	2.8
N. 23.3	Pension plan	52,272	0.8	54,139	0.9
N. 23.3	Healthcare plan	79,412	1.2	62,854	1.0
	Workplace safety and healthcare	6,519	0.1	4,976	0.1
	Education	2,818	-	2,580	-
	Culture	3,195	-	1,942	-
	Personnel training and developent	12,448	0.2	10,050	0.2
	Children's daycare assistance	829	-	663	-
N. 31.3	Employee profit sharing	66,151	1.0	64,994	1.0
N. 31.3	Labor indemnifications	19,737	0.3	56,852	0.9
(1)	Other benefits	1,575	-	1,225	-
	Total	1,083,998	15.7	1,038,777	16.6

	3 - EXTERNAL SOCIAL INDICATORS		% of NR		% of NR

	Sports	975	-	837	-
N. 31.7	Sports Incentive Law	975	-	837	-
	Culture	4,898	0.1	4,295	0.1
NE 31.7	Misc. cultural projects - Rouanet Law and ISS	4,898	0.1	4,295	0.1
	Healthcare and Sanitation	134,613	2.0	108,406	1.7
	Luz para Todos Program	89,696	1.3	99,812	1.6
	Night Rate Program	5,911	0.1	8,048	0.1
	Family Resettlement Program	39,006	0.6	534	-
	Luz Legal Program	-	-	12	-
	Fight against starvation/nutritional safety	16	-	1	-
	Other	7,141	0.1	5,903	0.1
	Accessibility program	2,200	-	30	-
	Reparations to Native Brazilian communities	2,719	-	4,424	0.1
N. 31.7	Fund for the rights of children and teenagers	1,226	-	765	-
	IBAB Cooperation - Guardian of the Waters	919	-	655	-
	External participations and support to public policies	56	-	11	-
	Other programs	21	-	18	-
	Total of contributions to society	147,643	2.2	119,442	1.9
	Taxes (excluding social charges)	3,834,646	55.6	3,290,912	52.7
	Total	3,982,289	57.8	3,410,354	54.6
	N. - Note to the Financial Statements

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	(continued)
					Consolidated
				2010			2009

	4 - ENVIRONMENTAL INDICATORS		% of NR			% of NR

	Investments connected to the operations of the Company	183,579		2.7	162,997		2.6
	EEP and R&D	78,537		1.1	76,645		1.2
	Compact-design lines	90,796		1.3	78,691		1.3
	Fauna and Flora protection programs	10,667		0.2	5,633		0.1
	Waste management	3,579		0.1	2,028		-
	Investments in external programs and/or projects	931		-	975		-
(2)	Env. Education and Iguaçu Regional Museum	292		-	898		-
(3)	Carbon credit program	165		-	39		-
	Tributo às Águas Program	400		-	34		-
	Other programs	74		-	4		-
	Total	184,510		2.7	163,972		2.6

(4)	Number of environmental penalties	2			3
	Amount of env. penalties (in thousands of R$)	-			33

	5 - WORKFORCE INDICATORS (includes subsidiaries)

	Employees at the end of the year	9,041			8,682
	Admissions during the period	1,171			824

	School attendance by employees:	Total	Men	Women	Total	Men	Women
	College or post-graduate	3,784	2,692	1,092	3,580	2,567	1,013
	High school	4,906	4,211	695	4,688	4,067	621
	Elementary school	351	325	26	414	383	31
	Employee age brackets:
	Under 18	66			69
	18 to 29	1,967			1,786
	30 to 44	3,616			3,438
	45 to 59	3,352			3,340
	60 and older	40			49
	Female employees	1,813			1,665
	% Women in management-level positions:
	out of the total number of female employees	5.3			4.6
	out of the total number of managers	17.4			15.1
	African-Brazilian (A-B) employees	981			882
	% A-B in management-level positions:
	out of the total number of A-B employees	2.5			2.3
	out of the total number of managers	4.5			4.0
	People with disabilities	89			81
	Dependents	19,166			19,698
	Interns	846			763
	Outsourced personnel	5,223			5,089

(5)	Number of ongoing labor claims at the end of the year	2,319			2,199
	Number of labor claims concluded during the year	863			852

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(continued)
		Consolidated
	2010	2009

6 - RELEVANT INFORMATION CONCERNING THE EXERCISE OF CORPORATE CITIZENSHIP

Ratio between the highest and the lowest salary within the Company	39	27
Total number of workplace accidents (includes outsourced personnel)	245	325
Social and environmental projects developed by the Company were determined by:	Board of Officers and managers	Board of Officers and managers
Workplace safety and hazardous environment standards were set by:	all employees and IAPCs	all employees and IAPCs
In terms of freedom for employee unions, right to collective bargaining, and interna l workers' representation, the Company:	follows and promotes ILO guidelines	follows and promotes ILO guidelines
The Company’s pension plan benefits:	all employees	all employees
Profit sharing benefits:	all employees	all employees
In selecting suppliers, the same ethical and social and environmental responsibility standards adopted by the Company:	are suggested	are suggested
Employees’ participation in volunteer work programs:	is organized and encouraged by the Company	is organized and encouraged by the Company

Total number of customers complaints filed:
at the Company	110,520	141,764
at Procon	411	358
in court	1,302	1,588
% of complaints addressed or solved:
at the Company	100.0%	100.0%
at Procon	89.5%	91.3%
in court	21.9%	23.9%

7- WEALTH GENERATION AND DISTRIBUTION

Total added value distributed	6,129,291	5,403,321
Distribution of Value Added (DVA) :
Third parties	5.0%	6.3%
Personnel	12.9%	14.5%
Government	65.6%	64.2%
Shareholders	4.6%	4.6%
Retained	11.9%	10.4%

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(continuação)

8 - OTHER INFORMATION

• As of 2010, the Brazilian Institute of Social and Economic Analyses - IBASE will no longer publish a standard set of guidelines for social balance sheets, as they believe this tool and methodology are already widespread among companies, consultants, and institutes that promote corporate social responsibility in Brazil. Thus, COPEL, which had been employing this model since 1999, has chosen to improve its Social Balance Sheet, following IBASE's guidance, also including information requested under NBCT 15, with a view to greater transparency.

• The notes are an integral part of the financial statements and also include socio-environmental information not contained herein.

• This Social Balance Sheet includes data from subsidiaries Compagas, Elejor, UEG Araucária Ltda, Copel Empreendimentos Ltda., and Centrais Eólicas do Paraná Ltda - Ceolpar, on account of the consolidation of their results with COPEL's, except where otherwise indicated.

(1) Other Benefits include: supplemental sick leave, extended maternity leave, insurance, surplus public transportation tickets, and disability and accidental death pay.
(2) These amounts refer only to community Environmental Education. The internal audience amounts are included under Personnel Training and Development.
(3) These amounts refer to expenses under the Contract for Validation of Carbon Credits signed by subsidiary ELEJOR.

(4) This data refers to socio-environmental Statements of Commitment, Statements of Changes in Conduct, fines, and notices involving COPEL's wholly-owned subsidiaries: COPEL Distribuição, COPEL Geração e Transmissão, and COPEL Telecomunicações.

(5) This data refers only to COPEL's wholly-owned subsidiaries: COPEL Distribuição, COPEL Geração e Transmissão, and COPEL Telecomunicações.

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8.    COMPOSITION OF THE GROUPS IN CHARGE OF CORPORATE GOVERNANCE

BOARD OF DIRECTORS
Chief Executive Officer:	Mauricio Schulman
Executive Secretary:	Lindolfo Zimmer
Members:	Ivan Lelis Bonilha Joao Carlos Fassina Jorge Michel Lepeltier Jose Richa Filho Luiz Antonio Rodrigues Elias Paulo Procopiak de Aguiar VACANT (As of 28.03.2011)
AUDIT COMMITTEE
Chairman:	Paulo Procopiak de Aguiar
Members:	JOSE RICHA FILHO Luiz Antonio Rodrigues Elias
FISCAL COUNCIL
Chairman:	Joaquim Antonio Guimarães de Oliveira Portes
Members:	Luiz Eduardo da Veiga Sebastiani VACANT (As of 28.03.2011) Massao Fabio Oya Murici dos Santos
Alternates:	OSNI RISTOW SÉRGIO ROBERTO ZONATTO ROBERTO BRUNNER VACANT (As of 28.03.2011) VACANT (As of 28.03.2011)
BOARD OF OFFICERS
Chief Executive Officer	Lindolfo Zimmer
Chief Corporate Management Officer	Yára Christina Eisenbach
Chief Power Distribution Officer	PEDRO AUGUSTO DO NASCIMENTO NETO
Chief Engineering Officer	Jorge Andriguetto Junior
Chief Finance, Investor Relations, and Corporate Partnerships Officer	Ricardo Portugal Alves
Chief Power Generation and Transmission and Telecommunications Officer	Jaime de Oliveira Kuhn
Chief Environmental and Corporate Citizenship Office	Gilberto Mendes Fernandes
Chief Legal Officer	Julio Jacob Junior
ACCOUNTANT
Accountant - CRC-PR-045809/0-2	ADRIANO FEDALTO
For further information about this Report, please contact: rsustentabilidade@copel.com	Phone: +55 (41) 3331-4051
Information s sobre Relações com Investidores: ri@copel.com	Phone: +55 (41) 3222-2027 / 3331-4359
Fax: +55 (41) 3331-2849
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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 24, 2011

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.